Exhibit 4

GROWN ROGUE INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

For the Nine Months Ended September 30, 2024

Pg 1 of 48

Pg 2 of 48

This Management Discussion and Analysis (“MD&A”) made as of November 14, 2024, should be read in conjunction with the unaudited condensed interim consolidated financial statements of Grown Rogue International Inc. (the “Company”, “Grown Rogue”, (“we”, “our”, or “us”) for the three and nine months ended September 30, 2024 and the three and nine months ended October 31, 2023 (the “Reporting Period”), and the related notes thereto (the “Interim Financial Statements”) and the Company’s audited consolidated financial statements for the two months ended December 31, 2023 and years ended October 31, 2023 and 2022 (together, the “Audited Consolidated Financial Statements”) and altogether, the “Financial Statements”. The Company’s Financial Statements are presented on a consolidated basis with its wholly-owned subsidiary, Grown Rogue Unlimited, LLC (“GR Unlimited”), and GR Unlimited’s wholly-owned subsidiaries: Grown Rogue Gardens, LLC (“GR Gardens”), GRU Properties, LLC (“GRU Properties”), GRIP, LLC (“GRIP”), Grown Rogue Distribution, LLC (“GR Distribution”), and Grown Rogue Retail Ventures, LLC (“GR Retail”); as well as GR Retail’s 43.48% interest in Grown Rogue West New York, LLC (“West NY”), and GR Unlimited’s 100% interest in Canopy Management, LLC (“Canopy”), which owns 80% of Golden Harvests, LLC (“Golden Harvests”). Additionally, GR Unlimited holds a 70% interest in Rogue EBC, LLC (“Rogue EBC”), in which Rogue EBC holds a 100% interest in Cannequality, LLC (“Cannequality”). Grown Rogue’s reporting currency is the United States (“U.S.”) dollar and all amounts in this MD&A are expressed in U.S. dollars unless otherwise noted. The Company’s functional currency is the Canadian dollar while all subsidiaries use U.S. dollars as the functional currency. The use of “CAD$” refers to Canadian dollars and “US$” refers to U.S. dollars.

Additional information relating to the Company is also available on the System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca. The common shares of GRIN are listed on the Canadian Securities Exchange under the symbol “GRIN”.

MANAGEMENT’S RESPONSIBILITIES FOR FINANCIAL REPORTING

The Interim Financial Statements including comparatives have been prepared in accordance with International Accounting Standards (“IAS”) 34 – Interim Financial Reporting using accounting policies consistent with the International Financial Reporting Standards (“ IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”); and have been approved by the Company’s board of directors on November 13th, 2024. The integrity and objectivity of the Financial Statements are the responsibility of management. In addition, management is responsible for ensuring that the information contained in the MD&A is consistent where appropriate, with the information contained in the Financial Statements.

The Interim Financial Statements may contain certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the Financial Statements are presented fairly in all material respects.

As the Company is a Venture Issuer (as defined under under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) (“NI 52-109”), the Company and Management are not required to include representations relating to the evaluation, design, establishment and/or maintenance of disclosure controls and procedures (“DC&P”) and/or Internal Controls over Financial Reporting (“ICFR”), as defined in NI 52-109, nor has it completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective basis DC&P and ICFR for the issuer may result in additional risks of quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Pg 3 of 48

FORWARD-LOOKING STATEMENTS

This MD&A contains information and projections based on current expectations. Certain statements herein may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, such statements use such words as “will”, “may”, “could”, “intends”, “potential”, “plans”, “believes”, “expects”, “projects”, “estimates”, “anticipates”, “continue”, “potential”, “predicts” or “should” and other similar terminology. These statements reflect expectations regarding future events and performance but speak only as of the date of this MD&A. Forward-looking statements include statements with respect to planned acquisitions, strategic partnerships or other transactions and expansions not yet concluded, including the timing thereof; plans to market, sell and distribute products; market competition; plans to retain and recruit personnel; the ability to secure funding; and the ability to obtain regulatory and other approvals are all forward-looking information.

The Interim Financial Statements may contain certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the Interim Financial Statements are presented fairly in all material respects. These Interim Financial Statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, or achievements to be materially different from those implied by such statements.

There can be no assurance that any intended or proposed activity or transaction will occur or that, if any such action or transaction is undertaken, it will be completed on terms currently intended by the Company. The Company assumes no responsibility to update or revise forward-looking information to reflect new events or circumstances unless required by law.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The forward-looking statements herein speak only as of the date hereof. Actual results could differ materially from those anticipated due to a number of factors and risks including those described in this MD&A under “Risk Factors” and in section 17 of the Company’s Listing Statement dated November 15, 2018, which can be found under the Company’s profile on www.sedarplus.ca.

DESCRIPTION OF BUSINESS

Grown Rogue, headquartered in Medford, Oregon, is a craft cannabis1 company focused on delighting customers with premium flower and flower-derived products at fair prices. Our roots are in Southern Oregon where we have demonstrated our capabilities in the highly competitive and discerning Oregon market by becoming the number one flower producer in Oregon in 2022, which we have maintained year-to-date in 2024. In 2021, we successfully expanded our platform to Michigan, where by 2022 we became a top 5 indoor flower wholesaler in the state, a distinction we have maintained year-to-date in 2024. We combine our passion for product and value with a disciplined approach to growth, prioritizing profitability and return on capital.

Grown Rogue’s strategy is built to win now, and in the future, as the Company profitably delivers craft cannabis at appropriate scale and continues building out indoor cultivation in new markets, while scaling sungrown capabilities to support eventual interstate commerce.

[1]	The terms cannabis and marijuana are used interchangeably throughout this MD&A.

Pg 4 of 48

Grown Rogue’s competitive advantage is profitably cultivating and delivering craft cannabis at accessible prices, maintaining a healthy balance sheet with a limited leverage profile, and efficiently and swiftly deploying capital in high-return, growth opportunities.

OREGON

Grown Rogue, through its wholly owned subsidiary, GR Gardens, operates four cultivation facilities in Oregon, comprising approximately 95,000 square feet of flowering cultivation canopy, that currently service the Oregon recreational marijuana market: two outdoor, sungrown farms called “Foothill” and “Ross Lane,” and two state-of-the-art indoor facilities (“Rossanley” and “Airport”). GR Gardens currently holds five producer licenses in Oregon from the Oregon Liquor Control Commission (“OLCC”), two wholesaler licenses, and two processor licenses.

During the year ended October 31, 2023, we executed a two-year lease which included an option to purchase Ross Lane, an Oregon property which includes 35 acres, 3 tax lots and an additional OLCC producer license. The Company executed this purchase option on January 12, 2024 for total consideration of $1,525,000 comprised of a promissory note for $1,285,000 with the remaining consideration consisting of a down payment and a credit for prepaid rents.

Grown Rogue’s Oregon business is headquartered in the world-renowned Emerald Triangle, which is known world-wide for the quality of its cannabis. The Emerald Triangle includes the southern part of Oregon and northern part of California. The Company capitalizes on this ideal outdoor growing environment to produce high-quality, low-cost cannabis flower. The two sungrown farms produce one crop each year per farm, which is planted in June and harvested in October.

GR Gardens is responsible for the production of recreational marijuana using outdoor and indoor production methodologies. Foothill and Ross Lane are outdoor farms with 40,000 square feet of flowering canopy each, for a total of 80,000 square feet, sitting on a combined land package of approximately 135 acres. Our “Trail’s End” outdoor property will not be cultivated in 2023, and the Company will transfer the Trail’s End license to Ross Lane for production in 2024 to streamline operational efficiencies by centralizing production facilities.

Rossanley, an approximately 17,000 square-foot indoor facility, with approximately 5,600 square feet of flowering bench space, produces high-quality indoor flower through controlled environment agriculture (“CEA”) operations. By carefully controlling temperature, humidity, carbon dioxide levels, and other criteria, we produce a year-round supply of high-quality cannabis flower with multiple harvests per month. Rossanley has eight dedicated flower rooms, which allows for an average of nearly four harvests per month resulting in approximately 4,000 pounds annually.

Airport, acquired in 2022 is a 30,000 square-foot indoor growing facility adding 30,000 square feet of CEA indoor production space and 9,152 square feet of flowering bench space. Airport is a short distance from Rossanley, which is a benefit to operating efficiency, and it is equipped with state-of-the-art equipment which facilitates the implementation of best practices developed at Rossanley.

The total annual production capacity for Grown Rogue’s Oregon operations, based on the current constructed capacity, will range between 20,000 and 24,000 pounds, depending upon various factors including sungrown growing conditions and strain performance.

MICHIGAN

In May 2021, we acquired, through Canopy, a controlling 60% interest in our Michigan operation called Golden Harvests. In April 2024, we increased our ownership, through Canopy, to 80% for an initial consideration of $2,000,000, plus true-up amounts.

Pg 5 of 48

The Golden Harvests facility is approximately 65% constructed, with approximately 50,000 square feet in operation, including approximately 14,550 square feet of flowering bench space, in addition to all the ancillary support space, including office and administration to support the operations. The facility produces high quality indoor flower through CEA, with fourteen individual flowering rooms in operation. Harvested pounds in Michigan in 2023 totaled approximately 10,000 pounds; while for the nine months ending September 30, 2024, harvested pounds totaled approximately 8,985 pounds. Golden Harvests produces bulk flower and packaged flower, and manufactures pre-rolls on site.

SERVICES

On May 24, 2023, GR Unlimited entered into an independent contractor consulting agreement (the “Consulting Agreement”) with Vireo Growth Inc.2 (CSE: VREO; OTCQX: VREOF) (“Vireo Growth”). Under the Consulting Agreement, GR Unlimited will support Vireo Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, starting with Maryland and Minnesota.

Under the initial term of the Consulting Agreement, which expires on June 30, 2025, Vireo Growth will provide compensation to GR Unlimited for sustained consulting support, including input on systems and processes, and recommendations to improve Vireo Growth’s cultivation operations. GR Unlimited will be entitled to receive additional incentive compensation if our services result in improved cash flow performance as compared to Vireo Growth’s baseline expectations over the term of the agreement. Our cooperation in the agreement will be on an exclusive basis to Vireo Growth within the markets in which Vireo Growth operates. The agreement will automatically extend for up to two additional two-year terms, unless terminated by Vireo Growth or the Company.

A termination fee of at least $5,000,000 is payable to GR Unlimited in the event that Vireo Growth is acquired, sells all or substantially all of its assets, or is merged into another entity and is not the surviving entity of such merger. A termination fee of at least $2,500,000 is payable to GR Unlimited in the event that the Consulting Agreement terminates for certain other conditions.

As part of this strategic agreement, Vireo Growth issued 10,000,000 warrants to purchase 10,000,000 subordinate voting shares of Vireo Growth to the Company, with a strike price equal to CAD$0.317 (US$0.233), representing a 25% premium to the 10-day volume weighted average price (“VWAP”) of Vireo Growth’s subordinate voting shares prior to the effective date of the Consulting Agreement. Similarly, the Company issued 8,500,000 warrants to purchase 8,500,000 common shares of the Company to Vireo Growth, with a strike price equal to CAD$0.225 (US$0.166), representing a 25% premium to the 10-day VWAP of the Company’s common shares prior to the effective date of the Consulting Agreement. These warrants were issued on October 5, 2023.

On October 11, 2024, the Company announced the termination of the advisory agreement with Vireo Growth. As consideration for the early termination, Vireo Growth will forfeit and return for cancellation 4,500,000 of the 8,500,000 share purchase warrants in Grown Rogue International Inc. that are held by Vireo Growth at a CAD$0.225 strike price and pay the Company US$800,000 in cash. Vireo has the option of deferring the cash payment by making 4 quarterly payments of US$250,000. Grown Rogue will also receive its full fee for the work performed in Q3 2024 and retains its 10,000,000 warrants in Vireo Growth Inc. Subsequent to the unaudited interim consolidated statements of financial position dated September 30, 2024, the Company received a termination fee of $800,000 in cash in accordance with the Consulting Agreement.

[2]	Formerly Goodness Growth Holdings, Inc. (CSE: GDNS; OTCQX: GDNSF).

Pg 6 of 48

PRODUCT

Grown Rogue produces a range of cultivars for consumers to enjoy, which are traditionally classified as indicas, sativas, and hybrids. Grown Rogue has a mix of “core” and “limited” strains to provide consumers with consistent and unique purchasing options at their local dispensary. Grown Rogue flower has won multiple awards in Oregon, which is one of the most competitive cannabis production environments in the world, including the prestigious Growers Cup competition on two occasions. Grown Rogue won 1st place for highest THC content, 1st place for highest terpene content, and 3rd place in the grower’s choice category. In addition, we believe we achieved an outdoor production potency record, at the time, in the state of Oregon, when its Monkey Train cultivar tested at a THC potency of 35.13%. In 2023, Grown Rogue won 3rd place in the Oregon Grower’s Cup Outdoor category for its Sour Grape strain. Consumers can enjoy bulk flower in both Oregon and Michigan. In the Michigan market we also offer our innovative nitrogen sealed 3.5 gram flower jars, our patented nitrogen sealed pre-rolls, 3.5 gram flower bags, and regularly packaged pre-rolls.

We recently launched a new line of strain-specific prepackaged flower, coupled with proprietary genetics, in Michigan, and launched a new branded pre-roll pack product in Oregon in 2023. In addition, Grown Rogue launched a new brand of pre-rolls, a rapidly growing category, called Yeti in 2023. According to LeafLink’s MarketScape data, Grown Rogue was the #1 flower producer in Oregon and a top 5 indoor flower wholesaler in Michigan in 2022 and in 2023.

GENETICS

We are committed to developing unique, proprietary genetics as long-term genetic diversity will be a major factor in establishing brand differentiation with consumers. We have allocated research and development space to develop new strains, while also phenotype hunting to identify new and exciting strain options that will delight consumers. Grown Rogue has developed a compelling mix of proprietary strains, along with a library of “fan favorites” to ensure that consumer and dispensary demand will remain strong for our flower and flower-derived products. All Grown Rogue genetics are rigorously tested to establish the genetic makeup of each strain in our portfolio. We continue to focus on bringing new unique genetics to ensure a steady flow of innovative flower and flower products to market. Currently we carry more than 50 unique cultivars in our genetic library, and we continue to develop our portfolio as we trial new genetics.

DISTRIBUTION AND SALES

Grown Rogue uses a multi-channel distribution strategy that includes direct-to-retail delivery and third-party delivery (Michigan regulations mandate independent third-party delivery); wholesalers, who have their own distribution channels; and processors, who utilize Grown Rogue products (e.g., trim) to create retail-ready products.

Regarding the direct-to-retail channel, Grown Rogue’s sales team works closely with dispensary owners and intake managers to provide consistent products, competitive prices, and personalized service using sales techniques from other industries such as pharmaceutical and liquor. Grown Rogue’s goal is to establish and maintain the client relationship as we continue to expand our footprint in the states in which we operate.

Grown Rogue has developed end user product marketing collateral and other educational information regarding Grown Rogue products as part of all sales with dispensaries that include strain type, testing results, information on the product and other necessary information to clearly articulate the product being provided. Each product is uniquely packaged while maintaining brand consistency across the product suite.

Grown Rogue works with dispensary owners to develop promotional opportunities for retail customers and bud tenders. Grown Rogue provides detailed tutorials to the staff and owners of the dispensaries around the product and how it is grown, processed, cured and packaged so that they are intimately familiar with the Grown Rogue process. Grown Rogue also invites dispensary owners and operators to Grown Rogue’s operating facilities so they can see first-hand the methods and processes used to create the product.

Pg 7 of 48

Based upon information from MarketScape, which is part of the sales analytics tool utilized by LeafLink, which handles all of our sales and invoicing, we are the largest producer in Oregon and a top five indoor flower producer in Michigan.

BRANDING

Developing compelling branding that engages, inspires, and creates transparency and trust with consumers is one of the most important aspects of building a successful cannabis company. Cannabis product branding has been evolving from promising high-quality flower, to providing descriptions of the effect a consumer should expect from a particular product.

While other brands have shifted into the “one word” product description, Grown Rogue has leveraged consumer insights and product feedback to evolve the messaging to provide significantly more detail so consumers can make a more informed choice about which Grown Rogue products will optimally enhance their experience.

In order to grow the Grown Rogue community and spread knowledge of its products, Grown Rogue leverages social media and other digital platforms. Grown Rogue aspires to eliminate the “dark mystery” historically associated with cannabis by empowering consumers to learn about the plant and then “enhance experiences” as they desire. The transition from prohibition to legal cannabis has provided the cannabis community with an opportunity to welcome a large group of new members and it is vital that product education is completed in an authentic and informative manner to ensure that everyone’s first cannabis experience is not only positive but also as expected.

MARKETING AND ADVERTISING

Grown Rogue’s marketing channels include a comprehensive, fully-responsive, interactive website (including mobile). The website has been search-engine optimized and includes calls to action that encourage consumers to become part of the Grown Rogue community by following the Company on social media.

Grown Rogue is focused on providing education to new and existing consumers through our website but even more hands on through our retail partners. We provide vendor days and budtender education days where we spend one on one time with the budtenders educating them about everything Grown Rogue.

We strategically leverage the narrative at retail through digital and physical retail assets to further educate consumers about Grown Rogue.

Grown Rogue has established a social media presence that includes Facebook, Twitter, Instagram, LinkedIn, TikTok and YouTube. Grown Rogue’s social identity is defined by delivering fresh content and keeping interaction with followers/fans prompt and positive. Grown Rogue attracts existing cannabis industry participants as well as people not familiar with the industry by creating a positive, inclusive environment where dialogue is encouraged. The goal is to change existing stereotypes and overcome the stigmas associated with the cannabis industry.

TRADEMARKS AND PATENTS

Grown Rogue actively seeks to protect its brand and intellectual property. Grown Rogue currently has one registered U.S. trademarks:

1.	Grown Rogue was filed on September 22, 2017, and registered on August 7, 2018 under Registration No. 5537240.

Grown Rogue filed a patent for its nitrogen sealed glass containers on February 15, 2018, with the United States Patent and Trademark Office (“USPTO”). The nitrogen sealed glass containers preserve the freshness of the flower and essential terpenes to improve the “entourage effect.” The USPTO issued Grown Rogue United States Patent Number 10,358,282 on July 23, 2019. Several third parties have contacted us to request licensing information on this technology.

Pg 8 of 48

We have introduced nitrogen sealed jars and pre-rolls in Michigan and plan on launching them as we enter additional new markets and may license the technology to third parties operating in markets in which Grown Rogue is not currently licensed.

SOCIAL AND ENVIRONMENTAL POLICIES

Grown Rogue employs sustainable business models in our operations. We maintain the highest standards of environmental stewardship in cultivation. This includes sustainable water sources with optimization of reclamation and recapture from runoff and recycling of water input. We use only natural and sustainable products in all applications, including nutrients and integrated pest management. We maintain the highest level of sustainable cannabis practices through our focus on sustainable and natural cultivation methods. Grown Rogue hires and pays a living wage to its team members and is very involved in each of the communities where we operate.

PLANS FOR EXPANSION AND ECONOMIC OUTLOOK

Grown Rogue continues to focus on taking its learnings and experience from Oregon and Michigan into new markets across the United States. During the last two years, Grown Rogue has established a platform that excels at licensing, compliance, high-quality and low-cost production, understanding consumer purchasing preferences, and product innovation. This platform places Grown Rogue in a superior position to capitalize on new markets compared to our competitors. Oregon is arguably the most competitive cannabis market in the world, and we have excelled by implementing standard business practices that make the Company well suited for entering and building successful brand presence in newly-legalized cannabis markets.

The expansion into Airport (see “Description of the Business – Oregon”) and acquisition of Golden Harvests (see “Description of the Business – Michigan”) represent execution of management’s strategy of growth through high quality, low-cost flower production. In addition, we have added a profitable services segment (see “Description of the Business – Services),” which leverages our cultivation expertise to generate margin and increase our presence to two new states at low financial risk. As other growth opportunities arise under favorable financial terms, management can activate known and repeatable systems into new assets.

We believe that the future of the cannabis industry is in branded products and that the leading brands are being developed on the west coast, which is well known for high quality cannabis. Grown Rogue is focused on expanding our industry leading cultivation business focused on high quality and low cost products that delight our customers into new markets. Over the next twelve months, we are focused on continuing to grow market shares in the Oregon and Michigan markets, turning on the New Jersey project, constructing the Illinois project, continuing to add new products to our portfolio, and exploring and executing strategic opportunities in new states.

With the recent shift in political landscape, we have also begun analyzing the potential for federal de-regulation and the subsequent ability to export cannabis products across state lines. We believe Oregon will be a large export state. Being located in the Emerald Triangle provides a unique product differentiator due to the ability to produce high-quality and low-cost, sungrown flower due to the environmental conditions that occur naturally in Southern Oregon. Our strategy to take advantage of what is projected to be a multi-billion-dollar export business is developing, and we are excited to begin implementation of this business plan over the coming years, including the expansion into New Jersey.

On October 3, 2023, GR Unlimited executed a promissory note (the “New Jersey Retail Bridge Promissory Note”) and advanced $250,000 to an individual representing the principal amount of the note. Pursuant to the New Jersey Retail Bridge Promissory Note, interest on the outstanding principal borrowed accrues at a rate of 12% per annum provided that, if the extended maturity date of the note is triggered, interest shall accrue on the outstanding balance commencing on the maturity date and ending on the extended maturity date of the New Jersey Retail Bridge Promissory Note. On April 21, 2024, the New Jersey Retail Bridge Promissory Note was repaid and extinguished.

Pg 9 of 48

On October 4, 2023, the Company announced that it signed a definitive agreement with an option to acquire 70% of ABCO Garden State, LLC (“ABCO”), pending regulatory approval from the New Jersey Cannabis Regulatory Commission (the “CRC”). ABCO was granted a conditional cultivation and manufacturing license by the CRC and will receive its annual cultivation license soon. GR Unlimited executed a secured draw down promissory note (the “ABCO Promissory Note” formerly “Iron Flag Promissory Note”) with Iron Flag, LLC (“Iron Flag”), to fund tenant improvements and for general working capital at the 50,000 square foot facility leased by ABCO for use in ABCO’s cannabis cultivation operations under construction and estimated to be completed in the fourth quarter of 2024. Pursuant to the ABCO Promissory Note, GR Unlimited shall make the maximum amount available in one or more advances in an aggregate amount not to exceed $4,000,000. Interest on the outstanding principal borrowed accrues at a rate of 12.5% per annum commencing with respect to each advance and accruing until the date the standing advances and all accrued interest is paid in full. On May 23, 2024, the Company executed its first option to acquire 44% of ABCO. As of the consolidated statements of financial position dated September 30, 2024, the Company has advanced the full $4M agreed to under the ABCO Promissory Note. An additional $2,054,782 has been funded, of which the Company has applied $1,257,142 as proceeds towards the payment of its first option to acquire the equity of ABCO. $797,640 remains to be paid that will be applicable towards the second option, which can be exercised on the second anniversary following the commencement of operations. Another $400,000 has been advanced under the ABCO Bridge Promissory Note and a further $2,500,000 has been advanced under the ABCO Drawdown Promissory Note.

On January 16, 2024, the Company signed a definitive agreement to invest in the development of an adult-use dispensary in West New York, New Jersey. As part of this agreement, GR Unlimited executed a secured convertible promissory note and advanced $500,000 to Nile of NJ LLC, (“Nile”) a New Jersey limited liability company. Pursuant to the secured convertible promissory note agreement, interest on the outstanding principal borrowed shall accrue at a rate of 10%. In addition to the $500,000 invested, GR Unlimited received investments of $650,000 into West NY which facilitates the full $1,150,000 convertible debt investment into Nile. As of September 30, 2024, West NY has advanced the full $1,150,000 to Nile, representing 34.5% on an as-converted basis.

On March 5, 2024, the Company announced it signed a definitive agreement to form Rogue EBC, a joint venture with EBC Ventures, to develop a cultivation and manufacturing facility in Illinois. The joint venture has entered into a definitive agreement to acquire 100% of Cannequality, which holds a craft growers license with the Illinois Department of Agriculture, in which the transaction is pending state approval. The Company owns 70% of Rogue EBC and has agreed to initially contribute up to US$4,000,000 to support the development of the facility. The joint venture agreement includes multiple purchase options, which ultimately gives Grown Rogue the ability to acquire 100% of the membership interests of the joint venture.

On April 25, 2024, the Company announced it completed the acquisition of the remaining minority interests in Canopy for total consideration of US$780,000 and subsequently owns 100% of the membership interests. At the same time, the Company, through Canopy, announced it completed the acquisition of an additional 20% of Golden Harvests for total consideration of US$2,000,000 plus true-up amounts, increasing the Company’s ownership to 80%.

COMMITMENTS AND CONTINGENCIES

On September 22, 2022, the United States Securities and Exchange Commission (the “Commission”) issued an Order Instituting Proceedings (“OIP”) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (the “1934 Act”), against the Company alleging violations of the 1934 Act, as amended, and the rules promulgated thereunder, by failing to timely file periodic reports. Section 12(j) authorizes the Commission as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the 1934 Act, as amended, or the rules promulgated thereunder. The Company has filed an answer to the OIP and is seeking a hearing in the matter. The Company is currently fully compliant with all of its filings, is vigorously defending itself in the matter, and is preparing to re-register its security if necessary.

Pg 10 of 48

SELECTED FINANCIAL INFORMATION

The following selected financial data for each of the three most recent reporting periods3 are derived from the Financial Statements of the Company.

	Nine months ended September 30, 2024 ($)	Two months ended December 31, 2023 ($)	Year ended October 31, 2023 ($)
Total revenue	21,365,317	3,638,087	23,353,185
Income from operations	2,031,372	426,154	4,254,151
Net income (loss)	(12,406,762)	672,427	(662,320)
Net income (loss) per share, basic	(0.06)	0.00	(0.00)
Net income (loss) per share, diluted	0.01	0.00	(0.00)
Comprehensive income (loss)	(12,415,133)	678,533	(666,882)
Comprehensive income (loss) per share, basic	(0.06)	0.00	(0.00)
Comprehensive income (loss) per share, diluted	0.01	0.00	(0.00)
Total assets	41,329,961	29,615,900	30,162,721
Total liabilities	28,416,772	16,284,555	17,614,268
Cash dividends	Nil	Nil	Nil

RESULTS OF OPERATIONS

SELECTED FINANCIAL RESULTS

Effective December 31, 2023, the Company changed its financial year-end to December 31 from October 31. Comparative figures in preparing the Interim Financial Statements have been reclassified to conform to the current period presentation, and to reflect the results for the three and nine months ended October 31, 2023, in the unaudited condensed interim consolidated statements of comprehensive net income (loss), cash flows and changes in equity. All variances will reflect differences to some degree due to the different months included in the current period presentation versus the comparative period.

Three Months Ended September 30, 2024

Selected financial results of operations for the three months ended September 30, 2024, and the three months ended October 31, 2023, are summarized below:

	Three months ended September 30, 2024 ($)	Three months ended October 31, 2023 ($)	Variance ($)	Variance %
Revenue	6,992,714	6,522,291	470,423	7%
Cost of goods and services sold, excluding fair value adjustments	(3,601,081)	(3,089,872)	(511,209)	17%
Gross profit before fair value adjustments	3,391,633	3,432,419	(40,786)	(1%)
Net income (loss)	(667,240)	(2,012,324)	1,345,084	(67%)

[3]	The Company changed its year-end to December 31, which resulted in a two month reporting period for December 31, 2023

Pg 11 of 48

Significant items contributing to the generation of net income for the three months ended September 30, 2024, and the three months ended October 31, 2023, are summarized in the table below:

	Three months ended September 30, 2024 ($)	Three months ended October 31, 2023 ($)	Variance $	Variance %
Total revenues	6,992,714	6,522,291	470,423	7%
Cost of revenues, excluding fair value	(3,601,081)	(3,089,872)	(511,209)	17%
Realized fair value amounts in inventory sold	(824,728)	(743,981)	(80,747)	11%
Unrealized fair value gain on growth of biological assets	1,357,031	1,721,172	(364,141)	(21%)
Accretion expense	(771,484)	(428,823)	(342,661)	80%
General and administrative expenses	(2,390,671)	(1,881,389)	(509,282)	27%
Stock option expense	(294,807)	(97,256)	(197,551)	203%
Interest expense	(101,742)	(85,426)	(16,316)	19%
Amortization of property and equipment	(261,750)	(198,819)	(62,931)	32%
Unrealized (gain) loss on derivative liability	(378,587)	(3,884,176)	3,505,589	(90%)
Unrealized gain on warrants asset	115,104	129,113	(14,009)	(11%)
Gain (loss) on disposal of property and equipment	10,000	(13,881)	23,881	(172%)

More detailed analysis of the components of results of operations are described in the following sections.

Nine Months Ended September 30, 2024

Selected financial results of operations for the nine months ended September 30, 2024, and the nine months ended October 31, 2023, are summarized below:

	Nine months ended September 30, 2024 ($)	Nine months ended October 31, 2023 ($)	Variance ($)	Variance %
Revenue	21,365,317	18,822,645	2,542,672	14%
Cost of goods and services sold, excluding fair value adjustments	(10,100,989)	(9,427,036)	(673,953)	7%
Gross profit before fair value adjustments	11,264,328	9,395,609	1,868,719	20%
Net income (loss)	(12,406,762)	(1,254,857)	(11,151,905)	889%
Cash flow from operations before NCWC	4,071,330	5,121,486	(1,050,156)	(21%)

Pg 12 of 48

Significant items contributing to the generation of net loss for the nine months ended September 30, 2024, and the nine months ended October 31, 2023, are summarized in the table below:

	Nine months ended September 30, 2024 ($)	Nine months ended October 31, 2023 ($)	Variance $	Variance %
Total revenues	21,365,317	18,822,645	2,542,672	14%
Cost of revenues, excluding fair value items	(10,100,989)	(9,427,036)	(673,953)	7%
Realized fair value amounts in inventory sold	(2,772,840)	(1,966,436)	(806,404)	41%
Unrealized fair value gain on growth of biological assets	2,065,695	2,724,925	(659,230)	(24%)
Accretion expense	(1,531,551)	(862,624)	(668,927)	78%
General and administrative expenses	(7,418,538)	(4,930,635)	(2,487,903)	50%
Stock option expense	(379,178)	(290,491)	(88,687)	31%
Interest expense	(271,065)	(271,112)	47	-%
Amortization of property and equipment	(728,095)	(463,002)	(265,093)	57%
Unrealized (gain) loss on derivative liability	(13,584,791)	(4,627,858)	(8,956,933)	194%
Unrealized gain on warrants asset	2,071,411	129,113	1,942,298	1,504%
Loss on disposal of property and equipment	7,823	(13,881)	21,704	(156%)

More detailed analysis of the components of results of operations are described in the following sections.

Revenues – Three Months Ended September 30, 2024, and the Three Months Ended October 31, 2023

	Three months ended September 30, 2024 ($)	Three months ended October 31, 2023 ($)	Variance ($)	Variance (%)
Revenue from Grown Rogue production	6,288,724	6,083,480	205,244	3%
Revenue from services	703,990	438,811	265,179	60%
Total revenue	6,992,714	6,522,291	470,423	7%

Service revenues during the three months ended September 30, 2024, and the three months ended October 31, 2023, were derived from the Consulting Agreement (see Description of Business – Services).

Pg 13 of 48

The following table summarizes revenues from Grown Rogue production for the three months ended September 30, 2024, and the three months ended October 31, 2023:

	Three months ended September 30, 2024 ($)	Three months ended October 31, 2023 ($)	Variance ($)	Variance (%)
Indoor	4,378,399	4,579,985	(201,586)	-4%
Outdoor	736,377	532,311	204,066	38%
Pre-rolls	931,118	348,768	582,350	167%
Trim & other	242,830	622,416	(379,586)	(61%)
Revenue from Grown Rogue production	6,288,724	6,083,480	205,244	3%

Revenues during the three months ended September 30, 2024, were higher than the comparative three months ended October 31, 2023, due primarily to more pounds sold.

As detailed further below, we sold more pounds in the three months ended September 30, 2024, than the comparative three months ended October 31, 2023, at lower ASP.

The following tables summarize pounds sold and average selling prices:

	Three months ended September 30, 2024 Pounds sold	Three months ended October 31, 2023 Pounds sold	Pounds variance	Three months ended September 30, 2024 ASP ($)	Three months ended October 31, 2023 ASP ($)	ASP variance
Indoor flower	5,230	4,812	418	837	952	(115)
Outdoor flower	2,393	1,602	791	308	332	(24)
Pre-rolls	1,331	282	1,049	700	1,237	(537)
Total	8,954	6,696	2,258	675	815	(140)

Pg 14 of 48

Revenues – Nine Months Ended September 30, 2024, and the Nine Months Ended October 31, 2023

	Nine months ended September 30, 2024 ($)	Nine months ended October 31, 2023 ($)	Variance ($)	Variance (%)
Revenue from Grown Rogue production	19,669,591	17,893,629	1,775,962	10%
Revenue from services	1,695,726	929,016	766,710	83%
Total revenue	21,365,317	18,822,645	2,542,672	14%

Service revenues during the nine months ended September 30, 2024, and the nine months ended October 31, 2023, were derived from the Consulting Agreement (see Description of Business – Services).

The following table summarizes revenues from Grown Rogue production for the nine months ended September 30, 2024, and the nine months ended October 31, 2023.

	Nine months ended September 30, 2024 ($)	Nine months ended October 31, 2023 ($)	Variance ($)	Variance (%)
Indoor	13,828,319	13,751,857	76,462	1%
Outdoor	2,411,650	2,235,335	176,315	8%
Pre-rolls	2,486,785	707,774	1,779,011	251%
Trim & other	942,837	1,198,633	(255,796)	(21%)
Revenue from Grown Rogue production	19,669,591	17,893,599	1,775,992	10%

Revenues during the nine months ended September 30, 2024, were higher than the comparative nine months ended October 31, 2023, due primarily to higher pounds sold.

As detailed further below, we sold more pounds in the nine months ended September 30, 2024, than the comparative nine months ended October 31, 2023, at lower ASP.

The following tables summarize pounds sold and average selling prices:

	Nine months ended September 30, 2024 Pounds sold	Nine months ended October 31, 2023 Pounds sold	Pounds variance	Nine months ended September 30, 2024 ASP ($)	Nine months ended October 31, 2023 ASP ($)	ASP variance
Indoor flower	15,682	15,398	284	882	893	(11)
Outdoor flower	6,810	6,358	452	354	351	3
Pre-rolls	3,321	565	2,756	749	1,253	(504)
Total	25,813	22,321	3,492	725	747	(22)

COSTS OF GOODS AND SERVICES SOLD

Three Months Ended September 30, 2024, and the Three Months Ended October 31, 2023

	Three months ended September 30, 2024 ($)	Three months ended October 31, 2023 ($)	Change ($)	Change (%)
Costs of goods sold	3,554,113	3,005,867	548,246	18%
Costs of service revenues	46,968	84,005	(37,037)	(44%)
Costs of goods sold, excl. fair value items	3,601,081	3,089,872	511,209	17%

Cost of finished cannabis inventory sold during the three months ended September 30, 2024, increased by 17% over the comparative three months ended October 31, 2023, while revenues for the same periods increased by 8%.

Pg 15 of 48

Nine Months Ended September 30, 2024, and the Nine Months Ended October 31, 2023

	Nine months ended September 30, 2024 ($)	Nine months ended October 31, 2023 ($)	Change ($)	Change (%)
Costs of goods sold	9,894,320	9,118,395	775,925	9%
Costs of service revenues	206,669	308,641	(101,972)	(33%)
Costs of goods sold, excl. fair value items	10,100,989	9,427,036	673,953	7%

Cost of finished cannabis inventory sold during the nine months ended September 30, 2024, increased by 7% over the comparative nine months ended October 31, 2023, while revenues for the same periods increased by 14%.

NET INCOME AND LOSS

Share-based Compensation

During the nine months ended September 30, 2024, we granted, or committed to grant, common shares and stock options as compensation to employees and service providers.

The common shares issuances and stock options (measured at fair value using the Black-Scholes pricing model) resulted in total expense recognition of $294,807 and $379,178, respectively, during the three and nine months ended September 30, 2024 (for the three and nine months ended October 31, 2023 - $97,672 and $290,491, respectively). The fair value of the options granted during the nine months ended September 30, 2024 was $2,411,071 as 6,755,000 stock options were granted.

General and Administrative Expenses

The general and administrative expenses for the three months and nine months ended September 30, 2024, and the three and nine months ended October 31, 2023, are as follows:

	Three months ended September 30, 2024 ($)	Three months ended October 31, 2023 ($)	Nine months ended September 30, 2024 ($)	Nine months ended October 31, 2023 ($)
Office, banking, travel, and overheads	486,054	429,827	1,416,897	1,450,460
Professional services	121,063	207,868	1,247,910	430,861
Salaries and benefits	1,783,554	1,243,694	4,753,731	3,049,314
General and administrative expenses	2,390,671	1,881,389	7,418,538	4,930,635

General and administrative costs for the three and nine months ended September 30, 2024, were higher than the three and nine months ended October 31, 2023, in support of the Company’s growth and increased sales volumes.

Pg 16 of 48

Interest and Interest Accretion Expense

The interest and interest accretion expense for the three and nine months ended September 30, 2024, and the three and nine months ended October 31, 2023, are as follows:

	Three months ended September 30, 2024 ($)	Three months ended October 31, 2023 ($)	Change ($)	Change (%)
Interest and accretion expense	873,226	514,249	358,977	70%

	Nine months ended September 30, 2024 ($)	Nine months ended October 31, 2023 ($)	Change ($)	Change (%)
Interest and accretion expense	1,802,616	1,133,736	668,880	59%

Interest and accretion expenses reflect the increase in accretion due to the convertible debentures issued on December 5, 2022, (the “December Convertible Debentures”); and the convertible debentures issued on July 13, 2023 (the “July Convertible Debentures”) and on August 17, 2023 (the “August Convertible Debentures”); in addition to new debt and business acquisition payables issued during the nine months ended September 2024.

Pg 17 of 48

SEGMENT REPORTING

We operate in the states of Oregon and Michigan in the United States, and we recently began providing consulting and management services. The following table summarize performance by segment for the three and nine months ended September 30, 2024, and the three and nine months ended October 31, 2023.

Segments	Oregon	Michigan	Other	Services	Total
	$	$	$	$	$
Non-current assets other than financial instruments:
As at September 30, 2024	14,780,668	3,718,369	3,850,169	-	22,349,206
As at December 31, 2023	8,187,649	4,054,332	1,761,382	-	14,003,363

Nine months ended September 30, 2024:
Net revenue	9,572,906	10,096,685	-	1,695,726	21,365,317
Gross profit	3,952,502	5,115,624	-	1,489,057	10,557,183
Gross profit before fair value adjustments	3,933,766	5,841,505	-	1,489,057	11,264,328

Nine months ended October 31, 2023:
Net revenue	9,045,541	8,848,088	-	929,016	18,822,645
Gross profit	4,317,816	5,215,907	-	620,375	10,154,098
Gross profit before fair value adjustments	4,281,520	4,493,714	-	620,375	9,395,609

Three months ended September 30, 2024:
Net revenue	2,865,341	3,423,383	-	703,990	6,992,714
Gross profit	1,777,865	1,489,050	-	657,021	3,923,936
Gross profit before fair value adjustments	902,548	1,832,064	-	657,021	3,391,633

Three months ended October 31, 2023:
Net revenue	2,895,880	3,187,600	-	438,811	6,522,291
Gross profit	2,176,771	1,878,033	-	354,806	4,409,610
Gross profit before fair value adjustments	1,126,059	1,951,554	-	354,806	3,432,419

Pg 18 of 48

Summary of Quarterly Results

The following table sets out selected quarterly results of the Company for the seven quarters ended on or before September 30, 2024. Also included are the two months ended December 31, 2023. The quarterly information contained herein is drawn from the consolidated condensed interim financial statements of the Company for each of the aforementioned seven quarters. The information contained herein for the three months ended September 30, 2024, is derived from the Interim Financial Statements of the Company. Revenues in any period are subject to market sales pricing, which historically has fluctuated significantly. Management has observed that pricing and sales volumes tend to be lower seasonally during winter months, in the Company’s first fiscal quarter, although we do not have high confidence that this will persist. Net income and loss include the impact of significant non-cash expenses, such as losses on the fair valuation of derivative liabilities, marketable securities, share-based payments, and interest accretion. Expenses contributing to net loss do not have significant seasonal trends, except for costs of sales, which follow trends in revenues.

	Calendar Year 2024 Quarter End Sept 30	Calendar Year 2024 Quarter End June 30	Calendar Year 2024 Quarter End Mar 31	Two Months Ended Dec 31, 2023
Revenue ($)	6,992,714	7,718,129	6,654,474	3,638,087
Net income (loss) ($)	(667,240)	(7,573,822)	(4,165,700)	672,427
Net income (loss)/share, basic	(0.00)	(0.04)	(0.02)	0.00
Net income (loss)/share, diluted	(0.00)	(0.01)	0.01	0.00

	Fiscal Year 2023 Quarter End Oct 31	Fiscal Year 2023 Quarter End Jul 31	Fiscal Year 2023 Quarter End Apr 30	Fiscal Year 2023 Quarter End Jan 31
Revenue ($)	6,522,291	6,295,717	6,004,637	4,530,540
Net income (loss) ($)	(2,012,324)	345,488	411,979	592,537
Net income (loss)/share, basic	(0.00)	0.00	0.00	0.01
Net income (loss)/share, diluted	(0.00)	0.00	0.00	0.01

LIQUIDITY

Our ability to generate cash in the short term is based upon sales from production and financing proceeds, and in the long term is based upon sales from production, including production from investments in production increases, or from growth by business acquisitions, or a combination thereof. Investments to increase production or acquire business may require further financing. The Company generates operating cash flows from sales of cannabis products which generate margin that contribute to coverage of other operating costs. We have generated net income for four of the seven most recent quarters and expect to continue generating net income consistently. We have raised financing historically through debt and equity, which has been and will be invested in the business in order to improve production yields and increase total productive capacity, as well as cover operating costs, and to strategically expand the business. We raised proceeds of $5,667,418 from the exercise of warrants, stock options, and sale of membership units in a subsidiary during the nine months ended September 30, 2024 (for the nine months ended October 31, 2023 - $6,000,000 from issuance of convertible debentures).

Pg 19 of 48

We are typically able to sell finished goods shortly after inventory reaches its final state, and sales are primarily made on cash-on-delivery terms, or with short net terms. Our ability to fund operations, to plan capital expenditures, and to plan acquisitions, depends on future operating performance and cash flows and the availability of capital by way of debt or equity investment in the Company, which are subject to prevailing economic conditions and financial, business, and other factors, some of which are beyond the Company’s control.

CASH FLOWS

The following table summarizes certain cash flow items for the nine months ended September 30, 2024, and the nine months ended October 31, 2023:

	Nine months ended September 30, 2024 ($)	Nine months ended October 31, 2023 ($)
Net income (loss)	(12,406,762)	(1,254,857)
Net cash provided by operating activities	5,010,600	4,863,608
Net cash used in investing activities	(9,567,534)	(2,850,930)
Net cash provided by / (used in) financing activities	3,344,072	3,357,523
Net increase (decrease) in cash and cash equivalents	(1,212,862)	5,370,201
Effect of currency translation	(8,400)	(3,143)
Cash and cash equivalents, beginning	6,804,579	3,488,046
Cash and cash equivalents, ending	5,591,717	8,858,247

Operating Activities

During the nine months ended September 30, 2024, cash provided by operating activities was $5,010,600 (nine months ended October 31, 2023 - $4,863,206). This number was derived by adding back non-cash items to net income, including the following significant adjustments:

●	$728,095 (nine months ended October 31, 2023 - $463,002) in amortization of property and equipment;

●	$1,554,747 (nine months ended October 31, 2023 - $1,481,110) from depreciation expensed in costs of finished inventory sold;

●	Deduction of $2,065,695 (nine months ended October 31, 2023 - deduction of $2,724,925) from the unrealized change in fair value of biological assets;

●	$2,772,840 (nine months ended October 31, 2023 - $1,966,436) for changes in fair value in inventory sold;

●	Deduction of $453,871 (nine months ended October 31, 2023 - $470,358) from deferred income taxes;

●	$379,178 (nine months ended October 31, 2023 - $288,971) in share-based compensation and stock option vesting expense, including expense for option grants under our stock option plan implemented during 2020, as well as shares issued directly as compensation for employees, directors, and service providers;

●	$1,531,551 (nine months ended October 31, 2023 - $862,624) in accretion of interest expense on debt and convertible debentures outstanding;

●	$534,089 (nine months ended October 31, 2023 - $nil) from loss on equity method investment;

●	Deduction of $7,823 (nine months ended October 31, 2023 - $13,881) from loss on disposal of property and equipment;

●	$13,584,791 (nine months ended October 31, 2023 - $4,563,498) from the loss on fair value of derivative liability;

●	Deduction of $2,071,411 (nine months ended October 31, 2023 - deduction of $129,113) from the unrealized gain on warrants asset.

Pg 20 of 48

Changes in non-cash working capital are summarized in the following table.

	Nine months ended September 30, 2024 ($)	Nine months ended October 31, 2023 ($)
Accounts receivable	(1,018,409)	(832,878)
Inventory and biological assets	194,684	(225,775)
Prepaid expenses	(296,796)	(30,442)
Accounts payable and accrued liabilities	822,936	828,511
Income tax payable	1,236,828	30,730
Unearned revenue	-	(28,024)
Total	939,242	(257,878)

Changes in accounts receivable are due to the timing and collection of sales. Changes in inventory and biological assets reflect increases due to increased productive capacity, as well as the timing of harvests, the timing of the completion growth cycles, and the timing of sales of finished inventory. Changes in liabilities, including accounts payable and accrued liabilities, reflect the use of credit terms and cash flow management based upon ongoing liquidity management.

Investing Activities

During the nine months ended September 30, 2024, we added $4,350,213 (nine months ended October 31, 2023 - $1,420,404) to property and equipment, including non-cash right-of-use asset additions. We expended cash flows of $1,267,534 (nine months ended October 31, 2023 - $1,420,404) for property and equipment additions.

We expended $5,981,851 (nine months ended October 31, 2023 - $1,430,526) as cash advances and loans to other parties during the nine months ended September 30, 2024.

We also expended $1,980,000 as equity investment in ABCO State Garden LLC (nine months ended October 31, 2023 - $nil), of which $1,257,142 was converted to equity and $797,640 remains to be applied towards the second option which can be exercised two years from the start of ABCO’s operations.

We received $250,000 as repayment of the NJ Retail Promissory Note.

Financing Activities

Net cash flows provided from financing activities during the nine months ended September 30, 2024 were $3,344,072 (nine months ended October 31, 2023 – $3,357,523).

Significant financing activities for the nine months ended September 30, 2024, included the following:

●	Proceeds of $650,000 from sales of units of subsidiary;

●	Proceeds of $4,657,460 from exercise of warrants;

●	Proceeds of $357,778 from exercise of stock options;

●	Payment of $126,914 of equity issuance costs;

●	Repayments of $430,828 of convertible debentures;

●	Repayments of $855,002 of lease principal; and

●	Repayments of $910,602 of long-term debt.

Financing activities during the comparable nine months ended October 31, 2023, included the following:

●	Proceeds of $6,000,000 from issuance of convertible debentures;

Pg 21 of 48

●	Repayments of $246,006 of convertible debentures;

●	Repayments of $1,185,371 of lease principal; and

●	Repayments of $1,211,100 of long-term debt.

TRENDS AND EXPECTED FLUCTUATIONS IN LIQUIDITY

	September 30, 2024 ($)	December 31, 2023 ($)	Variance ($)	Variance (%)
Current assets	18,980,755	15,612,537	3,368,218	22%
Current liabilities	(6,012,126)	(4,298,684)	(1,713,442)	40%
Working capital	12,968,629	11,313,853	1,654,776	15%

Working capital increased by $1,654,776 from December 31, 2023, to September 30, 2024, due primarily to the fact that the Company has advanced significant amounts due from ABCO which are classified as current assets. The current liabilities included to derive working capital excludes the current portion of convertible debt which has a maturity greater than one year but is classified as current liabilities based on the newly adopted amendment to IAS 1 – Presentation of Financial Statements effective January 1, 2024. The current liabilities also excludes the derivative liability balance related to convertible debentures.

We expect significant ongoing fluctuations in working capital over time, as we are in the early stages of growth. We have historically raised debt with principal due on maturity, and accordingly, we expect significant one-time payments as debt matures, as opposed to smooth cash outflows over time. We have historically been able to meet commitments, modify debt maturities, and raise new financing as required to respond to changes in our liquidity position, although there is no guarantee we will be able to do so in the future. We are exposed to market pricing for cannabis products, which materially impacts our liquidity and is out of our control. The market for cannabis products, including flower, which is our primary product, is relatively immature, having recently become legal to buy and sell in certain markets.

We have observed some indications of seasonality, and in addition, we have observed that market conditions can change rapidly without apparent explanations or analyzable causes. We cannot control whether we will be able to raise financing when required or sell cannabis products at profitable prices in the future; however, part of our strategy is to produce flower at sustainable gross margins over a growing productive base, which, holding other factors constant, is expected to result in improved net loss or net income, as well as net cash flows.

Commitments and Obligations

Set out below are undiscounted minimum future lease payments after September 30, 2024.

Total future minimum lease payments ($)
Less than one year	1,054,089
Between one and five years	5,188,197
Total minimum lease payments	6,242,286
Less amount representing interest	(1,905,826)
Present value of minimum lease payments	4,336,460

Pg 22 of 48

The Company has four lease contracts with extension options remaining after September 30, 2024, which were negotiated by management to provide flexibility in managing business needs. Set out below are the undiscounted potential rental payments related to periods following the date of exercise options that are not included in the lease term:

	Within five years	More than five years
Extension options available to be exercised	$4,247,775	$13,491,032

The contractual maturities of the Company’s accounts payable and accrued liabilities, debt, leases, and business acquisition consideration payable occur over the next five years are as follows:

	Year 1	Over 1 Year - 3 Years	Over 3 Years - 5 Years
	$	$	$
Accounts payable and accrued liabilities	2,119,223	-	-
Lease liabilities	718,832	937,627	2,680,001
Convertible debentures	-	1,832,511	-
Debt	558,515	1,542,088	-
Business acquisition consideration payable	505,340	2,189,486	-
Total	3,901,910	6,501,712	2,680,001

CAPITAL RESOURCES

DEBT FINANCING

On January 12, 2024, debt with a principal amount of $1,285,000 was received, secured by deed of trust of $1,285,000. Interest is paid at the higher of 5% or the London Interbank Offered Rate (‘LIBOR”) for the first twelve months. For the thirteenth month to the twenty-fourth month, interest is paid at the higher of 6% or the LIBOR and for twenty-fifth month to the thirty-sixth month, interest is paid at the higher of 7% or the LIBOR. Interest is paid at the end of the month in arrears and is computed based on a 30 -day month and has a maturity date of December 1, 2027. The note is reported at amortized cost using an effective rate of approximately 7.2%. During the nine months ended September 30, 2024, the Company made principal and interest payments of $94,229.

On March 15, 2024, GR Unlimited guaranteed a note payable owed by ABCO Gardens State, LLC, with an original principal limit amount of $1,100,000. The note allows the Company to borrow any amount which is more than $150,000 but less than the loan limit of $1,100,000. All advances in aggregate should not exceed the loan limit of $1,100,000. Each advance will be subjected to a 1.55% origination fee payable to the lender at the time of the advance, which can be deducted from the advance. Interest is paid at 17.32% per annum and each advance has a maturity date of 3 years after the effective date of the advance. Interest only will be payable on the 15th of the next month following the effective date of the advance and continuing for six months. At any time after the Company has paid twelve months’ worth of interest, the Company may repay the note in full following written notice to the lender. The principal and interest payments for the note payable are to be made by GR Unlimited, in which the principal loan balance has been added to the ABCO Promissory Note (formerly Iron Flag Promissory Note) and is considered an advance issued by GR Unlimited to Iron Flag.

During the nine months ended September 30, 2024, the Company issued 23,270,249 common shares on the exercise of the same number of warrants, for total proceeds of $4,657,460 gross and incurred issuance costs of $126,914.

Pg 23 of 48

During the nine months ended September 30, 2024, the Company issued 13,483,670 common shares in settlement of conversions of its convertible debt totaling $8,861,989.

On April 24, 2024, the Company acquired an additional 20% interest in Golden Harvests for aggregate consideration of $2,342,207 comprised of deferred cash payments of $2,000,0000 (the Initial Purchase Price or “IPP”) plus true-up amounts (the Additional Purchase Price or “APP”). The IPP is to be paid for in thirteen quarterly installments beginning on January 1, 2025. The Company may pay all or part of the cash portion of the business acquisition consideration payable after January 1, 2025. IPP remaining to be paid at the date of the Interim Financial Statements included cash payments of $2,000,000. The IPP was recorded at its fair value at the date of inception of $1,644,695.

The APP is calculated on a distribution equivalent basis whereby the seller receives a true-up payment pro-rata based on the proportion of remaining IPP balance at the time of the distribution payment made to the Company. If distribution equivalent amounts in any quarter are in excess of the minimum interest amounts, then no minimum interest amount is due. The distribution equivalent is reduced pro-rata in accordance with amounts paid down against sellers IPP

On April 24, 2024, the Company acquired the remaining 13% interest in Canopy for aggregate consideration of $780,000 comprised of upfront cash payments of $156,000 and deferred cash payments of $624,000. The deferred cash payments are to be paid in 48 equal installments with a 5.21% interest rate applied. Consideration remaining to be paid at the date of these Interim Financial Statements included cash payments of $620,478.

EQUITY FINANCING

During the nine months ended September 30, 2024, the Company issued 3,516,308 common shares in exchange for the exercise of stock options raising proceeds of $359,958. Contemporaneously, the fair value of the options exercised of $266,582 was transferred from contributed surplus to share capital.

TRENDS AND EXPECTED FLUCTUATIONS IN CAPITAL RESOURCES

We realized net cash flows provided by financing activities of approximately $3.3 million during the nine months ended September 30, 2024, (nine months ended October 31, 2023 – $3.4 million), resulting from proceeds of $0.65 million from sale of units in subsidiary, proceeds of $4.7 million from exercise of warrants and proceeds of $0.4 million from exercise of stock options (nine months ended October 31, 2023 - $6 million from convertible debentures), less debt, debenture, and lease principal repayments of $2.3 million (nine months ended October 31, 2023 - $2.6 million).

Financing activities have been critical to our ability to continue operating, and significant portions of our financing have historically been raised from key management personnel. However, we are able to raise such financing from third parties; this highlights the importance of management’s strategy of scaling operations. Our business strategy contemplates growing cash flows from operations, which may contribute to reinvestment and growth; however, further financing may be required or utilized based upon our future capital position and future business opportunities.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

Pg 24 of 48

TRANSACTIONS WITH RELATED PARTIES

TRANSACTIONS WITH KEY MANAGEMENT AND DIRECTORS

During the nine months ended September 30, 2024, the Company completed the following related party transactions:

Through its wholly owned subsidiary, GRU Properties, the Company leased a property located in Trail, Oregon (“Trail”) owned by the Company’s President and CEO (“CEO”). The lease was extended during the year ended October 31, 2021, with a term through December 31, 2025. Lease charges of $54,000 were incurred for nine months ended September 30, 2024 (nine months ended October 31, 2023 – $54,000). The lease liability for Trail at September 30, 2024, was $84,011 (December 31, 2023 - $129,401).

During the year ended October 31, 2021, the Company leased a property which is beneficially owned by the CEO and is located in Medford, Oregon (“Lars”) with a term through June 30, 2026. Lease charges for Lars of $147,518 were incurred for the nine months ended September 30, 2024 (nine months ended October 31, 2023 - $159,135). The lease liability for Lars at September 30, 2024, was $326,423 (December 31, 2023 - $445,708).

Leases liabilities payable to the CEO were $410,434 in aggregate at September 30, 2024 (December 31, 2023 - $575,109).

During the year ended October 31, 2023, the Company, through GR Unlimited, acquired 87% of the membership units of Canopy from the CEO. All payments necessary for GR Unlimited to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests for aggregate consideration of $1,007,719 comprised of 1,025,000 common shares of the Company with a fair value of $158,181 and cash payments of $849,536. Following GR Unlimited’s acquisition of 87% of the membership units of Canopy in January of 2023, Canopy became owned 87% by GR Unlimited; 7.5% by officers and directors; and 5.5% by the CEO.

During April 2024, the Company, through GR Unlimited, acquired the remaining 13% of the membership units in Canopy. As part of this transaction, the Company purchased the CEO’s 5.5% membership interest in Canopy. The consideration due to the CEO is comprised of an upfront cash payment of $66,000 and deferred cash payments of $264,000.

During the nine months ended September 30, 2024, the Company incurred expenses of $75,384 (nine months ended October 31, 2023 - $75,769) for salary paid to the spouse of the CEO, who is employed as our Community Relations manager. At September 30, 2024, accounts and accrued liabilities payable to this individual were $2,308 (December 31, 2023 - $3,846).

During the nine months ended September 30, 2024, the spouse of the CEO exercised 500,000 stock options into common share. The Company also issued 300,000 stock options during the nine months ended September 30, 2024.

Through its subsidiary, Golden Harvests, the Company leased Morton, owned by the Company’s GM, that is located in Michigan, with a lease term through January 2026. Lease charges of $162,000 were incurred during the nine months ended September 30, 2024 (nine months ended October 31, 2023 - $154,000). The lease liability of Morton at September 30, 2024, was $255,170 (December 31, 2023 - $350,668).

Through its subsidiary, Golden Harvests, the Company also leased Morton Annex located in Michigan, which is owned by the Company’s GM. The lease term was extended during the two months ended December 31, 2023, through November 2024. Lease charges of $250,000 were incurred during the nine months ended September 30, 2024 (nine months ended October 31, 2023 - $580,000). The lease liability of Morton Annex at September 30, 2024, was $nil (December 31, 2023 - $239,871).

Pg 25 of 48

During April 2024, the Company, through Canopy, acquired an additional 20% of the membership units in Golden Harvests from the GM for aggregate consideration of $1,644,695, comprised of deferred cash payments of $2,000,0000 plus true-up amounts. Distributions totaling $360,000 was paid to the GM during the nine months ended September 30, 2024 and true-up amounts of $360,000 were paid to the GM.

Key management personnel consists of the President and CEO; the Senior Vice President (“SVP”); General Manager (“GM”); and the Chief Financial Officer (“CFO”) of the Company. The compensation to key management is presented in the following table:

	Three months ended September 30, 2024	Three months ended October 31, 2023	Nine months ended September 30, 2024	Nine months ended October 31, 2023
	$	$	$	$
Salaries and consulting fees	306,759	394,373	621,959	766,118
Royalty fees paid to GM	-	-	323,000	-
Stock option expense	82,655	55,575	87,422	149,422
Total	389,414	449,948	1,032,381	915,540

***	SVP effective last day was December 31, 2023.

Stock options granted to key management personnel and close family members of key management personnel include the following. During the nine months ended September 30, 2024, 1,400,000 options were granted to the CEO; 170,000 options granted to the CFO, and 300,000 options granted to the GM. During the nine months ended September 30, 2024, the CFO exercised 1,000,000 stock options into common shares. During the two months ended December 31, 2023, no options were granted to key management personnel.

During the nine months ended September 30, 2024, options of 250,000 were exercised into common shares by a Director. Options of 510,000 were also granted to Directors during the nine months ended September 30, 2024.

Accounts payable, accrued liabilities, and lease liabilities due to key management at September 30, 2024, totaled $3,122,109 (December 31, 2023 $1,230,808).

Pg 26 of 48

DEBT BALANCES AND MOVEMENTS WITH KEY MANAGEMENT AND DIRECTORS

The following table sets out the movements and balances of debt with related parties during the nine months ended September 30, 2024 and the two months ended December 31, 2023. Borrowings from related parties were executed at times because we could identify very limited other sources of financing. The borrowing from the Chief Operating Officer (“COO”) was transacted to accelerate expansion of an indoor growing facility at a competitive rate of interest. The borrowings from other than the COO in the table below were transacted to accelerate construction and production in Michigan. The names of the related parties, by designation, are as follows: CEO – Obie Strickler; SVP – Adam August; Directors – Abhilash Patel; and GM – David Pleitner.

	CEO	SVP	Director	GM	Total
	$	$	$	$	$
Balance – October 31, 2023	6,670	13,345	20,018	360,000	400,033
Interest	399	794	1,190	10,800	13,183
Payments	(7,069)	(14,139)	(21,208)	(10,800)	(53,216)
Balance – December 31, 2023	-	-	-	360,000	360,000
Borrowed	264,000	-	120,000	1,644,695	2,028,695
Interest	4,726	-	2,149	535,708	542,583
Payments	(30,524)	-	(13,875)	(408,600)	(452,999)
Balance – September 30, 2024	238,202	-	108,274	2,131,803	2,478,279

Pursuant to the loan and related agreements transacted during the year ended October 31, 2020, the CEO, SVP, and a director obtained 5.5%; 1%; and 2.5% of GR Michigan, respectively; third parties obtained 4% as part of the agreements, such that GR Michigan has a 13% non-controlling interest. These parties, except the CEO, obtained the same interests in Canopy; the CEO obtained 92.5% of Canopy Management, of which 87% was acquired by the Company during the year ended October 31, 2023; all payments necessary for the Company to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests. Interest payments of $48,000 were made on the business acquisition consideration payable of $360,000 for the nine months ended September 30, 2024 ($10,400 for the two months ended December 31, 2023).

Pursuant to the Canopy purchase agreement executed on April 24, 2024, the Company, through GR Unlimited, acquired the remaining 13% of the membership units in Canopy. As part of this transaction, the Company purchased a 5.5% membership interest in Canopy from the CEO, comprised of an upfront cash payment of $66,000 and deferred cash payments of $264,000. Additionally, the Company purchased a 2.5% membership interest in Canopy from a Director, comprised of an upfront cash payment of $66,000 and deferred cash payments of $264,000. The deferred cash payments are to be paid in 48 equal installments with a 5.21% interest rate applied. Principal payments of $25,798 and interest payments of $4,726 were made on the business acquisition consideration payable ($264,000) due to the CEO for the nine months ended September 30, 2024 ($nil for the two months ended December 31, 2023). Principal payments of $11,726 and interest payments of $2,149 were made on the business acquisition consideration payable ($120,000) due to the Director for the nine months ended September 30, 2024 ($nil for the two months ended December 31, 2023).

During April 2024, the Company, through Canopy, acquired an additional 20% of the membership units in Golden Harvest from the GM for aggregate consideration of $1,644,695, comprised of deferred cash payments of $2,000,0000 plus true-up amounts, discounted at a market interest rate. Pursuant to the purchase agreement executed on April 24, 2024, the deferred cash payments are to be paid in thirteen quarterly installments beginning on January 1, 2025. True-up payments of $360,000 were made on the business acquisition consideration payable.

Pg 27 of 48

OTHER SELECTED FINANCIAL INFORMATION

EBITDA AND ADJUSTED EBITDA (NON-IFRS MEASURES)

The Company’s “Adjusted EBITDA,” or “aEBITDA,” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. Adjusted EBITDA is intended to provide a proxy for our operating cash flow before changes in non-cash working capital (“CNCWC”), which was $4,071,330 for the nine months ended September 30, 2024 (for the nine months ended October 31, 2023 – $5,121,486). The Company defines “EBITDA” as the Company’s net income or loss for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities, the effects of fair-value accounting for biological assets and inventory, as well as other non-cash items and items not representative of ongoing operational performance as reported in net income (loss). Adjusted EBITDA is defined as EBITDA adjusted for the impact of various significant or unusual transactions. The Company believes that this is a useful metric to evaluate its operating performance, as it allows analysts to compare us to our competitors and derive expectations of our future performance. Adjusted EBITDA increases comparability between comparative companies by adjusting for variability resulting from differences in capital structures, resource allocations and investments, the impact of fair value adjustments on biological assets and inventory and financial statements, which may be volatile and fluctuate significantly from period to period.

Adjusted EBITDA Reconciliation	Nine months ended 30-Sep-24 2024 ($)	Nine months ended 31-Oct-23 2023 ($)
Net income (loss), as reported	(12,406,762)	(1,254,857)
Add back realized fair value amounts included in inventory sold	2,772,840	1,966,436
Deduct unrealized fair value gain on growth of biological assets	(2,065,695)	(2,724,925)
Add back amortization of property and equipment included in cost of sales	1,554,747	1,481,110
Add back interest and interest accretion expense, as reported	(10,144,870)	(532,236)
	1,802,616	1,133,736
Add back amortization of property and equipment, as reported	728,095	463,002
Add back share-based compensation	379,178	290,491
Deduct unrealized gain/add back unrealized loss on derivative liability, as reported	13,584,791	4,627,858
Add back (gain)loss on disposal of property plant and equipment	(7,823)	13,881
Deduct unrealized gain on warrants asset, as reported	(2,071,411)	(129,113)
Add back income tax expense, as reported	1,181,888	296,178
EBITDA	5,452,464	6,163,797
Compliance costs[1]	-	65,750
One time compensation payments	121,336	-
Additional compliance costs associated with year end change	79,091	-
Eliminated management fees due from Equity Method Investment	46,200	-
Costs associated with acquisition of Golden Harvests[2]	603,000	80,000
New production location startup costs[3]	587,539	-
Non recurring legal and transaction costs	187,342	-
Adjusted EBITDA	7,076,972	6,309,547

[1]	Costs for professional services pertaining to prior periods as a result of efforts to bring the Company’s disclosures current with the Commission. The Company’s required disclosures were brought current, and over-the-counter trading resumed in the United States.
[2]	Costs associated with the Company’s acquisition of the Michigan assets.
[3]	During the nine months ended September 30, 2024, we incurred $587,539 in labor costs associated with the investment in New Jersey.

Pg 28 of 48

Segmented Adjusted EBITDA – Nine Months ended September 30, 2024

	Oregon	Michigan	Services	Corporate	Consolidated
Revenue	9,572,906	10,096,685	1,281,226	414,500	21,365,317
Costs of revenue, excluding fair value adjustments	(5,639,139)	(4,255,180)	(206,670)	-	(10,100,989)
Gross profit (loss) before fair value adjustments	3,933,767	5,841,505	1,074,556	414,500	11,264,328
Net fair value (“FV”) adjustments	18,736	(725,881)	-	-	(707,145)
Gross profit	3,952,503	5,115,624	1,074,556	414,500	10,557,183
Operating expenses:
General and administration	2,038,098	2,290,981	-	3,089,459	7,418,538
Depreciation and amortization	86,979	524,068	-	117,048	728,095
Share based compensation	-	-	-	379,178	379,178
Other income and expense:
Interest and accretion	(202,485)	(61,627)	-	(1,538,504)	(1,802,616)
Loss on disposal or property and equipment	7,823	-	-	-	7,823
Unrealized (loss) gain on derivative liability	-	-	-	(13,584,791)	(13,584,791)
Unrealized (loss) gain on warrants asset	-	-	-	2,071,411	2,071,411
Other income and expense	190	-	-	51,737	51,927
Net income (loss) before tax	1,632,954	2,238,948	1,074,556	(16,171,332)	(11,224,874)
Tax	32	649,001	-	532,855	1,181,888
Net income (loss) after tax	1,632,922	1,589,947	1,074,556	(16,704,187)	(12,406,762)
Net FV adjustments	(18,736)	725,881	-	-	707,145
Amortization of property and equipment included in cost of sales	1,009,540	545,207	-	-	1,554,747
Amortization of property and equipment	86,979	524,067	-	117,049	728,095
Share-based compensation	-	-	-	379,178	379,178
Unrealized derivative liability	-	-	-	13,584,791	13,584,791
Loss on disposal of property plant and equipment	(7,823)	-	-	-	(7,823)
Unrealized warrants asset	-	-	-	(2,071,411)	(2,071,411)
Interest and accretion	202,485	61,626	-	1,538,505	1,802,616
Income tax	32	649,001	-	532,855	1,181,888
EBITDA before one-time adjustments	2,905,399	4,095,729	1,074,556	(2,623,220)	5,452,464
Add back to EBITDA:
One time compensation payments	-	-	-	121,336	121,336
Additional compliance costs	-	-	-	79,091	79,091
Eliminated management fees	-	-	-	46,200	46,200
Costs associated with acquisition of Golden Harvests	-	603,000	-	-	603,000
New production location startup costs	-	-	-	587,539	587,539
Non recurring legal and transaction costs	-	-	-	187,342	187,342
Adjusted EBITDA	2,905,399	4,698,729	1,074,556	(1,601,712)	7,076,972

OUTSTANDING SHARE DATA

On June 24, 2024, the Company completed a reorganization of its share capital as approved by the shareholders of the Company at its annual and special meeting. Pursuant to the share reorganization, the Company amended its articles to redesignate its existing class of common shares without par value in the capital of the Company as Subordinate Voting Shares (“SV Shares”) and created a new class of unlisted Multiple Voting Shares (“MV Shares”). The SV Shares can be converted into MV Shares at a conversion ratio of 1,000:1, and the MV Shares carry 1,000 votes per share. All share amounts or per amounts in this document are expressed on an as converted basis as all shares converted are expected to be imminently reconverted to common shares.

As of the date of this MD&A, the Company had 222,276,113 subordinate voting shares outstanding, in which all MV Shares have been converted into SV Shares.

As of the date of this MD&A, the Company has no warrants outstanding, exercisable into common shares, except for those issued to Vireo Growth.

Pg 29 of 48

As of the date of this MD&A, the Company has the following stock options outstanding and exercisable into common shares:

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.15	200,000	200,000	0.01	November 2024
0.30	1,000,000	1,000,000	0.46	April 2025
0.16	1,150,000	1,150,000	0.53	May 2025
0.15	85,000	85,000	0.98	November 2025
0.15	300,000	300,000	1.43	April 2026
0.15	4,475,000	4,475,000	2.16	January 2027
0.30	400,000	116,666	2.84	September 2027
0.39	600,000	550,000	3.01	November 2027
0.84	5,455,000	-	2.80	August 2027
0.84	1,400,000	-	4.80	August 2029
0.49	15,065,000	7,876,666	2.40

As of the date of this MD&A, the Company also has July Convertible Debentures outstanding with an aggregate principal balance of $4,050,000 and accrued interest of approximately $43,582. The debentures mature on July 13, 2026. Interest accrues at 9% per annum and is payable on the last business days of March, June, September, and December.

Shares issuable upon conversion of the July Convertible Debentures as of the date of this MD&A are presented in the table below:

Debenture principal	Accrued interest	USD/CAD exchange rate*	Exercise price (CAD$)	Shares issuable if converted
$4,050,000	$43,582	1.38825	0.24	23,426,719

*	Most recent exchange rate as published by the Bank of Canada.

Additionally, as of the date of this MD&A, the Company has no December Convertible Debentures or August Convertible Debentures outstanding.

Pg 30 of 48

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Interim Financial Statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. The most significant judgments include those related to the ability of the Company to continue as a going concern, the determination of when property and equipment are available for use, and impairment of its financial and non-financial assets. The most significant estimates and assumptions include those related to the valuation of biological assets, the collectability of accounts receivable, the useful lives of property and equipment, inputs used in accounting the determination of the discount rate used to estimate the fair value of the liability component of convertible debt instruments, the discount rates used to calculate present values of lease liabilities, the inputs used in the estimate of the fair value of equity based compensation, and the inputs used in the estimate of the fair value of equity instruments.

NEWLY ADOPTED ACCOUNTING PRONOUNCEMENTS

Amendments to IAS 1 – Presentation of Financial Statements

The amendment to IAS 1 – Presentation of Financial Statements specifies that the classification of current versus non-current liabilities may change (e.g. convertible debt). Prior to this amendment, the classification of liabilities was considered current when there was no unconditional right to defer settlement for at least twelve months after the reporting date. Under the amendment to IAS 1, the IASB removed the requirement for a right to be unconditional and instead requires that a right to defer settlement must exist at the reporting date and have substance. The amendment is effective for annual periods beginning on or after January 1, 2024. The Company adopted the amendments to IAS 1 effective January 1, 2024, which impacts the classification of the Company’s Financial Statements by recording its convertible debt as a current liability in its consolidated statements of financial position dated September 30, 2024.

NEW ACCOUNTING PRONOUNCEMENTS

IFRS 18 – Presentation and Disclosures

IFRS 18 – Presentation and Disclosures in Financial Statements will replace IAS 1 – Presentation of Financial Statements. The new standard aims at improving how entities communicate in their financial statements and will be effective for annual periods beginning on or after January 1, 2027. The standard is applied retrospectively, with specific transition provisions, and early adoption is permitted. The Company is evaluating the impact of this standard on the Company’s consolidated financial statements.

FINANCIAL INSTRUMENTS AND OTHER RISK FACTORS

MARKET RISK

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

Pg 31 of 48

Interest Rate Risk

At September 30, 2024 and December 31, 2023, the Company’s exposure to interest rate risk relates to long term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments.

Currency Risk

As at September 30, 2024, the Company had a portion of its accounts payable and accrued liabilities denominated in Canadian dollars which amounted to CAD$203,112 (CAD $155,679 at December 31, 2023). The Company also has derivative liabilities of $13,222,933 which are based on the underlying price of the Company’s stock in Canadian Dollars. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk and a change in the price of cannabis. he Company is exposed to price risk related to its derivative liabilities and warrant assets which are based on the underlying value of the Company stock. The Company is not exposed to significant other price risk.

CREDIT RISK

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to pay for its obligation.

Credit risk to the Company is derived from cash and trade accounts receivable. The Company places its cash in deposit with United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit by primarily selling on a cash-on-delivery basis.

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At September 30, 2024 and December 31, 2023, the Company had $4,841,717 and $6,054,579 in excess of the FDIC insured limit, respectively.

The carrying amount of cash and trade accounts receivable represents the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

	September 30, 2024	December 31, 2023
	$	$
Cash	5,591,717	6,804,579
Accounts Receivable	2,661,399	1,642,990
Notes Receivable	8,394,283	2,449,122
Total	16,647,399	10,896,691

The allowance for doubtful accounts at September 30, 2024, was $390,604 (December 31, 2023 - $373,393).

Pg 32 of 48

LIQUIDITY RISK

Liquidity risk represents the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At September 30, 2024, and December 31, 2023, the Company’s working capital accounts were as follows:

	September 30, 2024	December 31, 2023
	$	$
Cash	5,591,717	6,804,579
Current assets excluding cash	13,389,038	8,807,958
Total current assets	18,980,755	15,612,537
Current liabilities	(6,012,126)	(4,298,684)
Working capital	12,968,629	11,313,853

The current liabilities included to derive working capital excludes the current portion of convertible debt which has a maturity greater than one year but is classified as current liabilities based on the newly adopted amendment to IAS 1 effective January 1, 2024. Current liabilities also excludes non-cash derivative liabilities classified as current liabilities.

The Company Faces Risks Inherent in an Agricultural Business.

Cannabis is an agricultural product. There are risks inherent in the agricultural business, such as insects, plant diseases, forest fire and similar agricultural risks. Although some of the Company’s cannabis flower is grown indoors under climate-controlled conditions, with conditions monitored, there can be no assurance that natural elements will not have a material adverse effect on the production of the Company’s products.

Provision for income taxes

The Company’s Provision for income taxes is comprised of current and deferred taxes. Current taxes are recognized on taxable income (loss) for the fiscal period, as adjusted for unrealized tax benefits, changes in tax receivables (payables) that arose in a prior period and recovery of taxes paid in a prior period. Current taxes are measured using tax rates and laws enacted during the period within which the taxable income (loss) arose. Current taxes can also arise from dividends. Current tax assets and liabilities are offset only if the right of offset exists.

Deferred taxes are recognized with respect to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, with certain exceptions. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If the Company determines, based on available evidence, that it is more likely than not that all or a portion of a deferred tax asset will not be realized, a valuation allowance is established to reduce the deferred tax asset by the amount expected to be unrealizable. Management reassesses the need for a valuation allowance at the end of each reporting period and takes into consideration, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability and the duration of statutory carryforwards.

Upon filing of its tax return for fiscal year ending October 31, 2023, the Company has adopted a new U.S. federal income tax position as of August 15, 2024, asserting that the restrictions of Section 280E of the Internal Revenue Code (“Section 280E”) do not apply to the Company’s cannabis operations. The decision to adopt this position is supported by legal interpretations that challenge the Company’s tax liability as determined pursuant to Section 280E. If the Company’s interpretation is upheld, the Company’s financial position could be significantly enhanced by the ability to deduct additional ordinary and necessary business expenses that are non-deductible under Section 280E.

Pg 33 of 48

While the Company believes its position is supported by sound legal reasoning, the cannabis industry remains in a complex regulatory environment. The U.S. federal illegality of cannabis poses unique challenges and uncertainties, including the potential for differing interpretations and enforcement actions. The Company is prepared to vigorously defend its tax position if challenged and will continue to monitor legal developments in this matter closely; however, the Company cannot be certain that it will prevail on this issue with the Internal Revenue Service (“IRS”). As a precautionary measure, if the Company were not to prevail on this issue with the IRS, it has set aside reserves to mitigate the potential financial impact of such a determination, which is recognized within the Company’s income tax payable on its Condensed Interim Consolidated Balance Sheets (Unaudited) in the accompanying Interim Financial Statements.

The Company Is Likely To Be Audited By The IRS And The IRS Is Likely To Challenge The Non-Application of Section 280E To The Company’s U.S. Marijuana Operations.

The Company believes there is a great likelihood that the IRS will audit the income tax returns of cannabis-related businesses. Starting in the quarter ended June 30, 2024, the Company has taken the position that Section 280E does not apply to any of its business, including its U.S. operations engaged in the production and sale of “marijuana” under U.S. Federal Law. This is contrary to previous positions taken by the Company in its historical tax filings with respect to its U.S. marijuana operations. On June 28, 2024, the IRS confirmed that it continues to consider Section 280E to apply to businesses that engage in the U.S. marijuana business, even if such businesses are state-licensed. The IRS further indicated that it intends to challenge refund claims by taxpayers claiming that Section 280E does not apply to such operations. The Company has recorded a liability on its balance sheet for income taxes payable which has been prepared under the methodology assuming 280E does apply, as there is a risk that it may not prevail in a dispute with the IRS.

Pg 34 of 48

FAIR VALUES

A number of the Company’s accounting policies and disclosures require the measurement of fair valued for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible.

The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the financial instruments at September 30, 2024, are summarized in the following table:

	Level in fair value hierarchy	Amortized Cost	FVTPL
		$	$
Financial Assets
Cash	Level 1	5,591,717	-
Accounts receivable	Level 2	2,661,399	-
Warrants asset	Level 2	-	3,832,792

Financial Liabilities
Accounts payable and accrued liabilities	Level 2	2,119,223	-
Debt	Level 2	2,100,603	-
Convertible debentures	Level 2	1,832,511
Business acquisition consideration payable	Level 2	2,694,826	-
Derivative liability	Level 2	-	13,222,933

During the nine months ended September 30, 2024, there were no transfers of amounts between levels.

Pg 35 of 48

The carrying values of the financial instruments at December 31, 2023, are summarized in the following table:

	Level in fair value hierarchy	Amortized Cost	FVTPL
		$	$
Financial Assets
Cash	Level 1	6,804,579	-
Accounts receivable	Level 2	1,642,990	-
Warrants asset	Level 2		1,761,382

Financial Liabilities
Accounts payable and accrued liabilities	Level 2	1,358,962	-
Debt	Level 2	862,704	-
Convertible debentures	Level 2	2,459,924
Business acquisition consideration payable	Level 2	360,000	-
Derivative liabilities	Level 2		7,471,519

During the two months ended December 31, 2023, there were no transfers of amounts between levels.

See additional risk factors relating to the Company as described in section 17 of the Company’s Listing Statement dated November 15, 2018 which can be found under the Company’s profile on www.sedarplus.ca.

Pg 36 of 48

SUBSEQUENT EVENTS

TERMINATION OF ADVISORY AGREEMENT WITH VIREO GROWTH INC.

On October 11, 2024, the Company announced the termination of the advisory agreement with Vireo Growth. As consideration for the early termination, Vireo Growth will forfeit and return for cancellation 4,500,000 of the 8,500,000 share purchase warrants in Grown Rogue International Inc. that are held by Vireo Growth at a CAD$0.225 strike price. Additionally, Vireo Growth will pay the Company US$800,000 in cash. Vireo has the option of deferring the cash payment by making 4 quarterly payments of US$250,000. Grown Rogue will also receive its full consulting fee for the work performed in Q3 2024 and retains its 10,000,000 warrants in Vireo Growth Inc. Subsequent to the unaudited interim consolidated statements of financial position dated September 30, 2024, the Company received a termination fee of $800,000 in cash in accordance with the Consulting Agreement on October 18, 2024.

ABCO CONVERTIBLE NOTE

On October 25, 2024, the Company executed a convertible promissory note with ABCO in the amount of $1,050,000. The note is convertible into equity of ABCO at a rate of 1% per $28,571.43 of principal borrowed upon certain future regulatory milestones. The note carries an interest rate of 15% and can be drawn down in increments of $10,000. As of November 13, 2024, the Company had advanced $700k on this promissory note.

ADVANCES TO NILE OF NJ LLC UNDER CONVERTIBLE PROMISSORY NOTE

On November 1, 2024, the Company through its subsidiary West New York advanced an additional $287,500 to Nile of NJ LLC under a convertible note in the amount of $287,500. West New York concurrently received equity subscriptions of $137,500 in support of this funding.

Pg 37 of 48

REGULATORY DISCLOSURE

Grown Rogue derives a substantial portion of its revenues from the state-legal cannabis industry in the United States. Grown Rogue is indirectly involved (through subsidiaries) in the state-legal cannabis industry in the United States where respective state laws permit “adult-use”/“reactional” and/or medical cannabis cultivation, manufacture, distribution, sales, and possession. Currently, Grown Rogue’s subsidiaries directly participate in the cultivation, manufacture, possession, distribution, or sale of cannabis in Oregon’s adult-use market and in Michigan’s medical and adult-use market. Pending regulatory approval, Grown Rogue, through its subsidiaries, expects to participate in Illinois’s and New Jersey’s adult-use markets over the coming year.

Cannabis is classified as a Schedule I narcotic under the United States Controlled Substances Act (the “CSA” or “Federal CSA”), making it federally illegal in the United States. A Schedule I narcotic under the CSA is deemed to have a high potential for abuse, no accepted medical use, and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration has not approved marijuana as a safe and effective drug for any indication.

Despite federal illegality, over the past decade 38 states have legalized cannabis for medical use within their borders, 24 states, two territories, and the District of Columbia have enacted measures to regulate cannabis for recreational use, and nine states have approved measures to allow for “low THC” medical use programs. As such, cannabis is largely regulated at the state level in the United States. Notwithstanding the permissive regulatory environment of cannabis at the state level, pursuant to the Supremacy Clause of the United States Constitution, United States federal laws are paramount and in case of conflict between federal and state law in the United States, the federal law shall apply. As a result of the conflict between state and federal law regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation.

On the federal legislative side, a number of bills (some bi-partisan) have been introduced in Congress over the years in an attempt to address and perhaps reconcile the tension between state-legal cannabis programs and federal illegality, including the Strengthening the Tenth Amendment Through Entrusting States (STATES) Act, the Marijuana Opportunity Reinvestment and Expungement Act (MORE) Act, the Cannabis Administration and Opportunity (CAOA) Act, the Secure and Fair Enforcement (SAFE) Banking Act, the Preparing Regulators Effectively for a Post-Prohibition Adult-Use Regulated Environment (PREPARE) Act, and the Small Business Tax Equity (SBTE) Act. Congress has not passed any material marijuana reform legislation in decades.

There has, however, been activity with respect to cannabis from the administrative branch. In 2013, then United States Department of Justice Deputy Attorney General James M. Cole issued a memorandum (the “Cole Memorandum”) for all United States Attorneys providing updated guidance to federal prosecutors concerning marijuana enforcement under the CSA. The Cole Memorandum applied to all Department of Justice federal enforcement activity, including civil enforcement, criminal investigations, and prosecutions concerning marijuana in all states. However, the Cole Memorandum was rescinded by Attorney General Jeff Sessions on January 4, 2018. Notably, the Biden administration has tacitly reverted to the guidance provided in the Cole Memorandum. Although current Attorney General Merrick Garland has not officially reinstated the Cole Memorandum, he advised in written testimony in early 2021 that he did not “think it the best use of the Department’s limited resources to pursue prosecutions of those who are complying with the laws in states that have legalized and are effectively regulating marijuana.” The Department of the Treasury adopted recommendations based on the standards set forth in the Cole Memorandum in its guidance (the “FinCen Guidance”) provided in 2014. Despite the repeal of the Cole Memorandum, the Department of Treasury’s Financial Crimes Enforcement Network (“FinCEN”) has confirmed that the FinCEN Guidance remains in effect and the Department of Treasury indicated it will remain in place.

Pg 38 of 48

On October 6, 2022, President Biden, among other things, asked the Secretary of Health and Human Services and the Attorney General to initiate the administrative process to review expeditiously how marijuana is scheduled under federal law. On or about August 29, 2023, Deputy Secretary of Health and Human Services (“HHS”) Rachel Levine transmitted a letter to the head of the Drug Enforcement Agency (“DEA”), Anne Milgram, recommending that cannabis and its derivatives be removed from Schedule I of the CSA. HHS’s recommendation is to reschedule cannabis to Schedule III. Schedule III substances are deemed to have medicinal value and have potential for abuse but less than substances in Schedules I or II, and abuse that may lead to moderate or low physical dependence or high psychological dependence. HHS’s recommendation remains pending and the Department of Justice (“DOJ”), specifically the DEA, is in the process of assessing it. If DOJ accepts the recommendation, it will then promulgate rules to effectuate the reschedule.

There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned. Unless and until the United States amends the CSA with respect to marijuana, there is a risk that federal authorities may enforce current federal law. If the federal government begins to enforce federal law, or if existing applicable state laws are repealed or curtailed, Grown Rogue’s business, results of operations, financial condition, and prospects would be materially adversely affected. There thus remains a risk that federal authorities may enforce current federal law against companies such as Grown Rogue for violation of federal law or they may seek to bring an action or actions against Grown Rogue and/or its investors for violation of federal law or otherwise, including, but not limited to, a claim against investors for aiding and abetting another’s criminal activities.

In light of the uncertainty surrounding the treatment of United States cannabis-related activities, including the rescission of the Cole Memorandum, the Canadian Securities Administrators published a Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) on February 8, 2018 setting out certain disclosure expectations for issuers with United States cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with United States cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the United States cannabis industry.

In accordance with the Staff Notice 51-352, below is a table of concordance that is intended to assist readers in identifying the disclosure expectations outlined in Staff Notice 51-352.

In accordance with Staff Notice 51-352, this section provides a discussion of the federal and state-level U.S. regulatory regimes in the jurisdictions where Grown Rogue is currently directly involved through its subsidiaries or is planning to be directly involved in the future. Certain Grown Rogue subsidiaries are directly engaged in the cultivation, manufacture, possession, sale, or distribution of cannabis in the recreational cannabis marketplace in the State of Oregon and in the medical and recreational marketplaces in the State of Michigan. Pending regulatory approval, certain Grown Rogue subsidiaries expect to be directly engaged in the cultivation, manufacture, possession, sale, or distribution of cannabis in the recreational cannabis marketplace in New Jersey and Illinois. In accordance with Staff Notice 51-352, Grown Rogue will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws, or regulations regarding marijuana regulation. Any non-compliance, citations or notices of violation which may have an impact on Grown Rogue’s licenses, business activities, or operations will be promptly disclosed by Grown Rogue.

Pg 39 of 48

All Issuers with US Marijuana-Related Activities	Response
Describe the nature of the issuer’s involvement in the U.S. marijuana industry and include the disclosures indicates for at least one of the direct, indirect and ancillary industry involvement types.	See above under “Description of Business”. See below under “U.S. Regulatory Matters”
Prominently state that marijuana is illegal under US federal law and that enforcement of relevant laws is a significant risk	See above

Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. marijuana-related activities.

See below under “U.S. Regulatory Matters”

See the following risk factors included in the Company’s Listing Statement available on www.sedarplus.ca:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Because marijuana is illegal under federal law, investing in cannabis business could be found to violate the Federal CSA

Outline related risks including, among others, the risk that third party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.

See the following risk factors included in the Company’s Listing Statement available on www.sedarplus.ca:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Because marijuana is illegal under federal law, investing in cannabis business could be found to violate the Federal CSA

Section 17 – Risk Factors – Risks Relating to Other Laws and Regulations

Section 17 – Risk Factors – Current and Future Consumer Protection Regulatory Requirements

Section 17 – Risk Factors – Operational Risks

Section 17 – Risk Factors – Grown Rogue will not be able to deduct many normal business expenses

Section 17 – Risk Factors – External Factors

Section 17 – Risk Factors – Failure to Protect Intellectual Property

Section 17 – Risk Factors – Agricultural Operations

Section 17 – Risk Factors – Liability, Enforcement Complaints etc.

Section 17 – Risk Factors – Grown Rogue’s business is highly regulated and it may not be issued necessary licenses, permits, and cards

Section 17 – Risk Factors – Licenses

Section 17 – Risk Factors – Local Laws and Ordinances

Pg 40 of 48

All Issuers with US Marijuana-Related Activities	Response

Section 17 – Risk Factors – Third party service providers to Grown Rogue may withdraw or suspend their service

Section 17 – Risk Factors – Grown Rogue may not be able to obtain or maintain a bank account

Section 17 – Risk Factors – Grown Rogue’s contracts may be unenforceable and property may be subject to seizure

Section 17 – Risk Factors – The protections of US bankruptcy law may be unavailable

Section 17 – Risk Factors – Grown Rogue may have a difficult time obtaining insurance which may expose Grown Rogue to additional risk and financial liabilities

Section 17 – Risk Factors – Grown Rogue’s websites are accessible in jurisdictions where medicinal or recreational use of marijuana is not permitted and, as a result Grown Rogue may be found to be violating the laws of those jurisdictions

Section 17 – Risk Factors – The marijuana industry faces significant opposition in the United States

Given the illegality of marijuana under US federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are/are not available in order to support continuing operations.

See above under “Description of Business”.

See the following risk factor included in the Company’s Listing Statement available on www.sedarplus.ca:

Section 17 – Risk Factors – Grown Rogue may not be able to obtain or maintain a bank account

Quantify the issuer’s balance sheet and operating statement exposure to U.S. marijuana-related activities.	100% of Grown Rogue’s balance sheet and operating statements are exposed to U.S. marijuana-related activities.
Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.	Grown Rogue has received legal advice from multiple attorneys regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.
Federal CSA Requirement – US Marijuana Issuers with direct involvement in cultivation or distribution	Response
Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	See below under “U.S. Regulatory Matters”

Pg 41 of 48

Federal CSA Requirement – US Marijuana Issuers with direct involvement in cultivation or distribution	Response
Discuss the issuer’s program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer’s license, business activities or operations.

See below under “U.S. Regulatory Matters”

See the following risk factors included in the Company’s Listing Statement available on www.sedarplus.ca:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Risks Relating to Other Laws and Regulations

Section 17 – Risk Factors – Grown Rogue’s business is highly regulated and it may not be issued necessary licenses, permits, and cards

Section 17 – Risk Factors – Licenses

Section 17 – Risk Factors – Liability, Enforcement Complaints etc.

U.S. Marijuana Issuers with indirect involvement in cultivation or distribution	Response
Outline the regulations for U.S. states in which the issuer’s investee(s) operate.	N/A
Provide reasonable assurance, through either positive or negative statements, that the investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any non-compliance, citations or notices of violation, of which the issuer is aware, that may have an impact on the investee’s licence, business activities or operations.	N/A
U.S. Marijuana Issuers with material ancillary involvement	Response

Provide reasonable assurance, through either positive or negative statements, that the applicable customer’s or investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.

N/A

U.S. REGULATORY MATTERS

Grown Rogue (through its subsidiaries) has direct involvement in the cultivation, manufacture, possession, sale, and distribution of marijuana in the United States. Grown Rogue and its subsidiaries are primarily involved in the U.S. marijuana industry as a seed to retail company with operations currently in Oregon and Michigan (both of which have legalized medical and recreational marijuana). Grown Rogue, through its subsidiaries, produces recreational marijuana and distributes it to dispensaries throughout Oregon and Michigan.

Pg 42 of 48

Grown Rogue incorporates its discussion above in the “Regulatory Disclosure” section regarding the status of cannabis in the United States and the interplay between federal and state laws. As discussed therein, active enforcement of the current federal law on cannabis may directly and adversely affect revenues and profits of Grown Rogue. The risk of strict enforcement of the Federal CSA remains uncertain.

U.S. FEDERAL LAWS APPLICABLE TO BANKING

Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a crime under the CSA, most U.S. banks and other financial institutions are unwilling to provide banking services to marijuana-related businesses due to concerns about criminal liability under the CSA as well as concerns related to federal money laundering rules under the U.S. Bank Secrecy Act. Canadian banks are also hesitant to work with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses.

Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. In both Canada and the United States transactions by cannabis businesses involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Though guidelines issued in past years allow financial institutions to provide bank accounts to certain cannabis businesses, relatively few U.S. banks have taken advantage of those guidelines, and many U. S. cannabis businesses still operate on an all-cash basis.

OREGON STATE REGULATION

The Oregon Medical Marijuana Program (“OMMP”) is a state registry program within the Public Health Division, Oregon Health Authority (“OHA”). The role of the OHA is to administer the Oregon Medical Marijuana Act. The OMMP allows individuals with a medical history of one or more qualifying illnesses and a doctor’s written statement to apply for registration with the OMMP. Qualified applicants are issued a registry identification card that entitles them to legally possess and cultivate cannabis, subject to certain limitations.

On November 4, 2014, Oregon voters passed Measure 91, known as the Control, Regulation, and Taxation of Marijuana and Industrial Hemp Act (the “Act”), effectively ending the state’s prohibition of recreational marijuana and legalizing the possession, use, and cultivation of marijuana within legal limits by adults 21 years and older. The Act did not amend or affect the Oregon Medical Marijuana Act and the OMMP. The Act empowered the Oregon Liquor Control Commission (“OLCC”) with regulating sales of recreational marijuana in Oregon. It is possible that the voters could potentially repeal the law that permits both the medical and recreational marijuana industry to operate under state law.

Under current Oregon law, possession, and home cultivation by adults at least 21 years old is allowed within legal limits. Public sales of marijuana and marijuana products may be done only through OLCC-licensed retailers. Medical marijuana patients and adults at least 21 years of age may purchase marijuana and marijuana products at OLCC-licensed retailers. Medical marijuana patients are not charged sales tax for their purchases when they present their registry identification card. OLCC-licensed retailers (and their associated applicants and licensees) are required to obtain a certificate of tax compliance to show compliance with Oregon tax laws at the time of license issuance and at each annual license renewal. The OLCC has the authority to require all OLCC license types to demonstrate compliance with Oregon tax laws, but it has not yet done so.

Pg 43 of 48

The OLCC issues five basic types of recreational marijuana licenses: (a) producer, (b) processor, (c) wholesaler, (d) retailer, and (e) testing laboratory. Each license type must be renewed annually and in a timely manner (i.e., on or before the license expiration date). Oregon currently has a moratorium on the issuance of new OLCC licenses (with the exception of testing laboratories). This moratorium sunsets on December 31, 2024, and will be replaced with a per capita limit on the issuance of new OLCC licenses. Under the new license limit, the OLCC may not accept new applications for: (a) producer or retail licenses unless there is not more than one active license per 7,500 residents in the state who are 21 years of age or older; and (b) processor and wholesale licenses unless there is not more than one active license per 12,500 residents in the state who are 21 years of age or older. Applications for renewals, changes of location, changes of ownership, or changes in the size of a mature canopy are exempt from both the moratorium and the license limit. The OLCC may disqualify applicants for a number of reasons, including for lacking a good moral character, for lacking sufficient financial resources or responsibility, for relevant past convictions, and for using marijuana, alcohol, or drugs “to excess.”

Grown Rogue has a comprehensive compliance program, which tracks all aspects of operations through the METRC program (an online software tool mandated by the State of Oregon that tracks seed to retail purchases), as well as compliance with all state and federal employment and other safety regulations.

Grown Rogue is periodically advised by various outside attorneys about the requirements for compliance with Oregon law.

Grown Rogue is in compliance with Oregon state law and its related licensing framework.

MICHIGAN STATE REGULATION

In November 2008, Michigan residents approved the Michigan Medical Marihuana Act (the “MMMA”) to provide a legal framework for a safe and effective medical marijuana program. In September 2016, the Michigan Senate passed the Medical Marihuana Facilities Licensing Act (the “MMFLA”) and the Marihuana Tracking Act (the “MTA”). On November 6, 2018, Michigan voters approved the Michigan Regulation and Taxation of Marihuana Act, which makes marijuana legal under state and local law for adults 21 years of age or older and controls the commercial production and distribution of marijuana under a system that licenses, regulates, and taxes the businesses involved.

The Michigan Department of Licensing and Regulatory Affairs (“LARA”) is the main regulatory authority for the licensing of marijuana businesses, and it currently administrates five types of “state operating licenses” for marijuana businesses: (a) a “grower” license, (b) a “processor” license, (c) a “secure transporter” license, (d) a “provisioning center” license and (e) a “safety compliance facility” license. There are no stated limits on the number of licenses that can be made available on a state level; however, LARA has discretion over the approval of applications and municipalities can pass additional restrictions including zoning and licensing requirements.

Grown Rogue has a comprehensive compliance program, which tracks all aspects of operations through the METRC program (an online software tool mandated through the State of Michigan that tracks seed to retail purchases), as well as compliance with all state and federal employment and other safety regulations.

Grown Rogue is periodically advised by various outside attorneys about the requirements for compliance with Michigan law. Grown Rogue is in compliance with Michigan state law and its related licensing framework.

MICHIGAN LICENSE CLASSES AND MUNICIPAL AUTHORITY

State operating licenses for marijuana businesses have a 1 year term and are annually renewable if certain conditions are met: (a) the renewal application is submitted prior to the date the license expires, or within sixty (60) days of expiration if all other conditions are met and a late fee is paid, (b) the licensee pays the regulatory assessment fee set by LARA and (c) the licensee continues to meet the requirements to be a licensee under the Michigan Cannabis Regulations.

Pg 44 of 48

Each renewal application is reviewed by LARA, and provided that the requisite renewal fees are paid, the renewal application is timely submitted prior to the expiration date, and there are no material violations noted against the applicable licenses, a licensee would expect to receive the applicable renewed license in the ordinary course of business.

There are no stated limits on the number of licenses that can be made available on a state level; however, regulatory authorities have discretion over the approval of applications and municipalities can pass additional restrictions.

Licensees are heavily regulated with on-going requirements related to operations, security, storage, transportation, inventorying, personnel, and more. As in other states where cannabis is legal, Michigan regulators can deny or revoke licenses and renewals for multiple reasons. Additionally, license holders must ensure that no cannabis is sold, delivered, or distributed by a producer from or to a location outside of Michigan.

Pursuant to the requirements of the MTA, LARA utilizes METRC as the state’s third-party solution for marijuana and marijuana product tracking. METRC is Michigan’s statewide seed-to-sale marijuana tracking system that uses serialized tags attached to every plant — and labels attached to wholesale packages — to track marijuana inventory. METRC allows us to track our inventory, permissible sales and seed-to-sale information. METRC also gives regulators access to our product supply chain from seed-to-sale.

NEW JERSEY STATE REGULATION

New Jersey enacted the Compassionate Use Medical Marijuana Act (“CUMMA”) on January 18, 2010. CUMMA allows patients with qualifying medical conditions to access cannabis through a program regulated by the New Jersey Department of Health (“NJDOH”), which authorized six alternative treatment centers (“ATCs”) to operate as vertically integrated cultivators and dispensaries. In 2019, the NJDOH held a “Request for Application” process for 24 additional ATCs, with some ATCs limited to cultivation, some limited to retail dispensaries, and some vertically integrated.

Following voter approval of an adult-use cannabis ballot measure amending the New Jersey Constitution to permit the use of cannabis for adults 21 years of age and older, on February 22, 2021, New Jersey enacted the Cannabis Regulatory, Enforcement Assistance, and Marketplace Modernization Act (“CREAMMA”), which legalized the adult use of marijuana and established the New Jersey Cannabis Regulatory Commission (“CRC”) as the regulatory body for both the medical and recreational cannabis within the state.

Under CREAMMA, ATCs can apply to serve the recreational cannabis market as “Expanded ATCs.” In addition, New Jersey established six (6) new classes of licenses for recreational use: Class 1 Cannabis Cultivator, authorized to grow recreational cannabis; Class 2 Cannabis Manufacturer, permitted to manufacture cannabis products; Class 3 Cannabis Wholesaler, licensed to store, sell, and transfer cannabis items among cultivators, wholesalers, and retailers; Class 4 Cannabis Distributor, authorized to transport cannabis items in bulk within the state; Class 5 Cannabis Retailer, allowed to purchase cannabis from licensed sources and sell to consumers in retail settings; and Class 6 Cannabis Delivery, tasked with transporting purchases from retailers to consumers. Additionally, New Jersey offers microbusiness licenses targeting smaller, local enterprises. These licenses are restricted to operations with no more than 10 employees, with at least 51% of them required to reside in the local or neighboring municipalities. Notably, there are no statutory caps on the number of licenses the CRC may issue. However, the CRC has discretion over the approval of applications and municipalities can pass additional restrictions including zoning and licensing requirements.

Recreational cannabis businesses in New Jersey are permitted to integrate vertically by holding licenses across several classes—cultivator, manufacturer, retailer, and delivery service, or as both a wholesaler and a distributor. However, businesses are restricted to holding only one license per class.

Pg 45 of 48

As part of the adult use licensing process, applicants are permitted to apply for “conditional” or “annual” licenses. Conditional licenses serve as an entry point for industry newcomers, providing them up to 120 days (with a potential 45-day extension) to site their proposed operations. To qualify for a conditional license, applicants must meet specific residency and financial requirements. Successful conditional license holders may transition to annual licenses, which transition is required for the business to be approved by the CRC to begin operations. Additionally, the CRC implemented a program that prioritizes review of applications from Diversely Owned, Social Equity, and Impact Zone qualifying applicants. Microbusinesses are also prioritized, with opportunities for expansion.

Recently, the CRC approved new regulations for cannabis consumption lounges, which are set to be implemented following approvals from the New Jersey Office of Administrative Law and local municipalities. These lounges, required to be attached to existing dispensaries and prohibited from selling food or alcohol, aim to offer a secure, regulated environment for medical and recreational cannabis users to consume their own products.

To safeguard fair business practices and maintain competitive market conditions, New Jersey imposes specific prohibitions on Financial Source Agreements (FSA) and Management Services Agreements (MSA).

The CRCA utilizes METRC as the state’s third-party solution for marijuana and marijuana product tracking from seed to sale.

ILLINOIS STATE REGULATIONS

In August 2013, Illinois became the 20th state to authorize a program for the cultivation and dispensing of cannabis for medical purposes for qualified medical patients—the Compassionate Use of Medical Cannabis Program. In June 2019, Illinois passed the Cannabis Regulation and Tax Act (“CRTA”), which legalized cannabis for recreational use and created one of the largest adult use markets in the country. The law went into effect on June 25, 2019, and adult use sales of cannabis began in the state on January 1, 2020. Under the CRTA, existing medical cannabis license holders were allowed to apply for Early Approval Adult Use Dispensing Organization (“EAAUDO”) licenses to be able to sell adult use product at existing medical cannabis dispensaries. Existing medical operators also received the privilege of opening a secondary adult use only retail dispensary for every medical cannabis dispensary location already existing in the operator’s portfolio. All EAAUDO license holders were also required to commit to Illinois’s groundbreaking Social Equity program either through a financial contribution, grant agreement, donation, incubation program, or sponsorship program.

The CRTA also authorized the issuance of an additional 75 Adult Use Dispensing Organization (“AUDO”) licenses, 40 craft grower licenses as well as infuser and transporter licenses in 2020. Generally speaking, these licenses were to be awarded via a competitive application process. The CRTA provided a significant advantage to applicants that qualified as a “Social Equity Applicant” under the CRTA. In addition, the CRTA authorized issuance up to 110 additional AUDO licenses and 60 craft grower licenses by December 21, 2021. However, due the COVID-19 pandemic, litigation relating to the application process, and the passage of H.B. 1443, which amended the CRTA, the issuance of new cannabis licenses in Illinois was delayed until July 2021. By June 2022, the Illinois Department of Agriculture (“IDOA”) has issued approximately 87 craft grower licenses in several tranches, along with infuser and transporter licenses. Note that those applicants who did not win a craft grow license have since sued IDOA alleging a host of issues and arguments relating to the application and scoring process. All such cases were consolidated for administrative purposes and are still pending (In re Cannabis Craft Grow Litigation, Case No.: 22 CH 06071).

Pg 46 of 48

On September 3, 2021, the Illinois Department of Financial and Professional Regulation (“IDFPR”) announced that 185 Conditional AUDO licenses have been awarded through three license lotteries that took place on July 29, 2021, August 5, 2021, and August 19, 2021 respectively. These Conditional AUDO licenses were ultimately issued to the respective winners in July 2022. The CRTA was subsequently amended in the Spring of 2023 and Conditional AUDO license holders are now required to site and operationalize their dispensaries within 720 days of license receipt.

The state of Illinois currently uses BioTrackTHC as its computerized track-and-trace system for seed-to-sale reporting. However, Illinois announced that it will be switching to Metrc as the state’s track-and-trace system and that switch is expected to be implemented in or around the beginning of 2024. Individual licensees, whether directly or through third-party integration systems, are required to push data to the state to meet all reporting requirements.

Illinois allows for five types of cannabis businesses within the state: (1) cultivation centers; (2) craft growers; (3) infusers; and (4) transporters, which are regulated by the IDOA. Fifth are dispensaries, which are regulated by the IDFPR. Vertical integration is permissible through the acquisition of the various license types, but there are restrictions on certain license ownership. Pursuant to the CRTA, an individual may not be a “Principal Officer” in: (1) more than 10 adult use dispensaries, (2) more than three craft growers, and (3) a craft grower and cultivation center simultaneously. Principal Officer includes a cannabis business establishment applicant or licensed cannabis business establishment’s board member, owner with more than 1% interest of the total cannabis business establishment or more than 5% interest of the total cannabis business establishment of a publicly traded company, president, vice president, secretary, treasurer, partner, officer, member, manager member, or person with a profit sharing, financial interest, or revenue sharing arrangement.

All cultivation, infusing, and transporter establishments must register with the IDOA. All dispensaries must register with the IDFPR. If applications contain all required information, establishments are issued a marijuana establishment registration certificate. Registration certificates are valid for a period of one year and are subject to annual renewals after required fees are paid and the business remains in good standing. Pursuant to Illinois law, registration renewal applications must be received 45 days prior to expiration and may be denied if the license has a history of non-compliance and penalties.

The cultivation and craft grower licenses permit a licensee to acquire, possess, cultivate, manufacture and process cannabis into edible products and cannabis-infused products. Cultivators and craft growers can transfer, have tested, supply or sell cannabis and cannabis products and related supplies to licensed dispensaries, craft growers, and infusers. Craft growers can cultivate a flowering stage canopy of up to 14,000 sq. ft. Infusing licenses permit a licensee to acquire and possess distillate from a licensed cultivator or craft grower and to manufacture edible and cannabis-infused products. Infusers can transfer, have tested, supply or sell cannabis and cannabis products to dispensaries. The transporter license permits a licensee to transport cannabis and cannabis products to and from licensed entities.

The retail dispensary license permits us to purchase cannabis and manufactured cannabis products from licensed cultivation centers, craft growers, and infusing organizations and to sell such products to adult consumers (21 years old or older).

There are significant risks associated with the business of the Company, as described above and in Section 17 – Risk Factors of the Company’s Listing Statement as filed on www.sedarplus.ca. Readers are strongly encouraged to carefully read all of the risk factors contained in Section 17 – Risk Factors of the Company’s Listing Statement.

Pg 47 of 48

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS

Management, including the President and CEO and the CFO, is responsible for designing, establishing, and maintaining a system of ICFR to provide reasonable assurance that all information prepared by the Company for external purposes is reliable and timely. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Financial Statements for external purposes in accordance with IFRS.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s Financial Statements. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements.

As the Company is a Venture Issuer (as defined under under NI 52-109), the Company and Management are not required to include representations relating to the evaluation, design, establishment and/or maintenance of DC&P and/or Internal Controls over Financial Reporting, as defined in NI 52 -109, nor has it completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective basis DC&P and ICFR for the issuer may result in additional risks of quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation. The CEO and CFO have evaluated whether there were changes to the ICFR during the nine months ended September 30, 2024, that have materially affected, or are reasonably likely to materially affect, the ICFR. As a result, no such significant changes were identified through their evaluation.

There have been no material changes in the Company’s internal control over financial reporting during the nine months ended September 30, 2024, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Pg 48 of 48